Audited Consolidated Financial Statements

(In US dollars)

HUDBAY MINERALS INC.

Years ended December 31, 2021 and 2020

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Hudbay Minerals Inc. ("Hudbay" or the "Company") is responsible for establishing and maintaining internal control over financial reporting ("ICFR").

Under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, Hudbay's management assessed the effectiveness of the Company's ICFR as of December 31, 2021 based upon the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Hudbay's ICFR was effective as of December 31, 2021.

The effectiveness of the Company's ICFR as of December 31, 2021 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, as stated in their report immediately preceding the Company's audited consolidated financial statements for the year ended December 31, 2021.

Peter Kukielski	Steve Douglas
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

Toronto, Canada

February 23, 2022

Deloitte Canada Bay Adelaide Centre 8 Adelaide Street West Suite 200 Toronto, ON. M5H 0A9 Canada Tel: +1 (416) 601 6150 Fax: +1 (416) 601 6151 www.deloitte.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Hudbay Minerals Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hudbay Minerals Inc. and subsidiaries (the "Company") as of December 31, 2021 and 2020, the related consolidated income statements, consolidated statements of comprehensive loss, changes in equity and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2021, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2022, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on these critical audit matters or on the accounts or disclosures to which they relate.

Impairment - Assessment of Whether Indicators of Impairment or Impairment Reversal Exist in Non-financial Assets - Refer to Note 2d, 3i, 3j and 11 to the Financial Statements

Critical Audit Matter Description

The Company's determination of whether an indicator of impairment or impairment reversal exists in non-financial assets at the cash generating unit ("CGU") level requires significant management judgment.

While there are several inputs that are required to determine whether or not an indicator of impairment or impairment reversal exists, the judgments with the highest degree of subjectivity are the future long-term copper price and the discount rate. Auditing these estimates and inputs required a high degree of subjectivity in applying audit procedures and in evaluating the results of those procedures. This resulted in an increased extent of audit effort, including the involvement of fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the future long-term copper price and the discount rate in the assessment of indicators of impairment or impairment reversal, included the following, among others:

• Evaluated the effectiveness of controls over management's assessment of the indicators of impairment or impairment reversal.

• With the assistance of fair value specialists:

◦ Evaluated the future long-term copper price by comparing management forecasts to third party forecasts, and

◦ Evaluated the reasonableness of the discount rate by comparing the key inputs to external data.

Decommissioning and Restoration Obligation ("DRO") - Valuation of the Flin Flon Metallurgical Complex ("FFMC") - Refer to Note 2d, 3m and 18 to the Financial Statements

Critical Audit Matter Description

The Company records provisions for legal and constructive obligations associated with the future costs of rehabilitating the Company's current and previous operating and development sites. The present value of estimated costs is recorded in the period in which the asset is installed or the environment is disturbed and a reasonable estimate of future costs can be made.  The Company applied significant judgment and estimation in the determination of the estimated future cash flows associated with the FFMC closure plan. The provision is discounted using a risk-free rate and estimates of future cash flows are adjusted to reflect risk.

While there are many considerations required to estimate future cash flows associated with the FFMC closure plan, the estimate with the highest degree of judgment and subjectivity involves forecasting the decommissioning costs throughout the DRO period. Performing audit procedures to evaluate the reasonableness of this estimate required a high degree of auditor judgment and an increased extent of audit effort, including the involvement of environmental specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the decommissioning costs used by management to estimate the DRO of the FFMC included the following procedures, among others:

• Evaluated the effectiveness of controls over management's determination of the expected decommissioning costs used in the measurement of the DRO related to the FFMC closure plan.

• With the assistance of environmental specialists, evaluated a sample of management's decommissioning cost cash flows by evaluating management's costing methodologies, obtaining an understanding of the DRO activities, performing an assessment of technical feasibilities, and conducting an examination of project documents.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

February 23, 2022

We have served as the Company's auditor since 2005.

Deloitte Canada Bay Adelaide Centre 8 Adelaide Street West Suite 200 Toronto, ON. M5H 0A9 Canada Tel: +1 (416) 601 6150 Fax: +1 (416) 601 6151 www.deloitte.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Hudbay Minerals Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Hudbay Minerals Inc. and subsidiaries (the "Company") as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2021, of the Company and our report dated February 23, 2022, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

February 23, 2022

HUDBAY MINERALS INC.

Consolidated Balance Sheets
(in thousands of US dollars)

		Dec. 31,	Dec. 31,
	Note	2021	2020
Assets
Current assets
Cash	6	$270,989	$439,135
Trade and other receivables	7	204,081	141,199
Inventories	8	158,453	143,105
Prepaid expenses and other current assets		15,338	16,717
Other financial assets	9	7,867	3,073
Taxes receivable		-	12,446
		656,728	755,675
Receivables	7	16,084	18,568
Inventories	8	37,573	22,006
Other financial assets	9	11,158	15,669
Intangibles and other assets	10	20,138	21,173
Property, plant and equipment	11	3,740,966	3,731,655
Deferred tax assets	21b	133,584	101,899
		$4,616,231	$4,666,645
Liabilities
Current liabilities
Trade and other payables	12	$207,777	$233,147
Taxes payable		15,243	2,701
Other liabilities	13	63,002	51,971
Other financial liabilities	14	100,702	24,713
Lease liabilities	15	33,529	33,473
Deferred revenue	17	88,963	102,782
		509,216	448,787
Other financial liabilities	14	120,972	194,378
Lease liabilities	15	44,473	30,041
Long-term debt	16	1,180,274	1,135,675
Deferred revenue	17	426,363	443,902
Pension obligations	19	6,252	23,316
Other employee benefits	20	128,588	129,508
Environmental and other provisions	18	461,501	331,799
Deferred tax liabilities	21b	261,764	229,433
		3,139,403	2,966,839
Equity
Share capital	22b	1,778,848	1,777,340
Reserves		(182)	(24,200)
Retained earnings		(301,838)	(53,334)
		1,476,828	1,699,806
		$4,616,231	$4,666,645
Commitments (note 27)

HUDBAY MINERALS INC.

Consolidated Income Statements
(in thousands of US dollars)

	Note	Year ended December 31,
		2021	2020
Revenue	5a	$1,501,998	$1,092,418
Cost of sales
Mine operating costs	5b	819,582	691,591
Depreciation and amortization	5c	357,924	361,827
Impairment - environmental obligation	5h	193,473	-
		1,370,979	1,053,418

Gross profit		131,019	39,000
Selling and administrative expenses		43,011	41,408
Exploration and evaluation expenses		39,961	17,196
Other expenses	5f	29,779	17,583
Results from operating activities		18,268	(37,187)
Net interest expense on long term debt	5g	74,748	82,712
Accretion on streaming arrangements	5g	42,654	56,670
Change in fair value of financial instruments	5g	54,514	(29,370)
Other net finance costs	5g	49,103	31,890
Net finance expense		221,019	141,902
Loss before tax		(202,751)	(179,089)
Tax expense (recovery)	21a	41,607	(34,505)
Loss for the year		$(244,358)	$(144,584)

Loss per share
Basic and diluted		$(0.93)	$(0.55)

Weighted average number of common shares outstanding:
Basic and diluted	24	261,462,323	261,272,151

HUDBAY MINERALS INC.

Consolidated Statements of Cash Flows
(in thousands of US dollars)

	Note	Year ended December 31,
		2021	2020
Cash generated from operating activities:
Loss for the year		$(244,358)	$(144,584)
Tax expense (recovery)	21a	41,607	(34,505)
Items not affecting cash:
Depreciation and amortization	5c	359,767	363,603
Share-based compensation	5d	12,145	15,008
Net interest expense on long term debt	5g	74,748	82,712
Accretion on streaming arrangements	5g	42,654	56,670
Change in fair value of financial instruments	5g	54,514	(29,370)
Other net finance costs	5g	49,103	31,890
Inventory adjustments	8	3,999	2,302
Amortization of deferred revenue and variable consideration	5a	(73,136)	(73,931)
Pension and other employee benefit payments, net of accruals		7,975	3,043
Impairment - environmental obligation	5h	193,473	-
Decommissioning and restoration payments	18	(21,663)	(18,737)
Other	29a	3,166	403
Taxes paid		(20,132)	(12,641)
Operating cash flow before precious metals stream deposit and changes in non-cash working capital		483,862	241,863
Precious metals stream deposit	17	4,000	-
Change in non-cash working capital	29b	(104,046)	(2,383)
		383,816	239,480
Cash used in investing activities:
Acquisition of property, plant and equipment		(377,433)	(361,185)
Proceeds from disposal of investments		1,193	-
Change in restricted cash		(100)	-
Interest received		1,338	2,167
		(375,002)	(359,018)
Cash (used in)/generated from financing activities:
Issuance of senior unsecured notes, net of transaction costs	16a	591,922	591,824
Principal repayments	16a	(600,000)	(400,000)
Premium paid on redemption of notes	16a	(22,878)	(7,252)
Interest paid on long-term debt		(84,435)	(81,517)
Financing costs		(19,623)	(16,204)
Lease payments	15	(37,719)	(35,980)
Gold prepayment proceeds	14	-	115,005
Net proceeds from exercise of stock options		980	-
Dividends paid	22b	(4,146)	(3,783)
		(175,899)	162,093
Effect of movement in exchange rates on cash		(1,061)	434
Net (decrease) increase in cash		(168,146)	42,989
Cash, beginning of the year		439,135	396,146
Cash, end of the year		$270,989	$439,135

HUDBAY MINERALS INC.

Consolidated Statements of Comprehensive Loss
(in thousands of US dollars)

	Year ended December 31,
	2021	2020
Loss for the year	$(244,358)	$(144,584)

Other comprehensive income:
Item that will be reclassified subsequently to profit or loss:
Recognized directly in equity:
Net gain on translation of foreign currency balances	1,336	4,170
	1,336	4,170

Items that will not be reclassified subsequently to profit or loss:
Recognized directly in equity:
Gold prepayment revaluation (note 26a)	(2,684)	(1,885)
Tax effect (note 21c)	721	506
Remeasurement - actuarial gain (loss)	29,449	(2,598)
Tax effect (note 21c)	(6,195)	(1,265)
	21,291	(5,242)

Other comprehensive income (loss) net of tax, for the year	22,627	(1,072)
Total comprehensive loss for the year	$(221,731)	$(145,656)

HUDBAY MINERALS INC.

Consolidated Statements of Changes in Equity
(in thousands of US dollars)

	Share capital (note 22)	Other capital reserves	Foreign currency translation reserve	Remeasurement reserve	Retained earnings	Total equity
Balance, January 1, 2020	$1,777,340	$54,815	$(2,599)	$(76,466)	$95,033	$1,848,123
Loss	-	-	-	-	(144,584)	(144,584)
Other comprehensive income (loss)	-	-	4,170	(5,242)	-	(1,072)
Total comprehensive income (loss)	-	-	4,170	(5,242)	(144,584)	(145,656)
Contributions by and distributions to owners:
Dividends (note 22b)	-	-	-	-	(3,783)	(3,783)
Stock options (note 5d)	-	1,122	-	-	-	1,122
Total contributions by and distributions to owners	-	1,122	-	-	(3,783)	(2,661)
Balance, December 31, 2020	$1,777,340	$55,937	$1,571	$(81,708)	$(53,334)	$1,699,806

HUDBAY MINERALS INC.

Consolidated Statements of Changes in Equity
(in thousands of US dollars)

	Share capital (note 22)	Other capital reserves	Foreign currency translation reserve	Remeasurement reserve	Retained earnings	Total equity
Balance, January 1, 2021	$1,777,340	$55,937	$1,571	$(81,708)	$(53,334)	$1,699,806
Loss	-	-	-	-	(244,358)	(244,358)
Other comprehensive income	-	-	1,336	21,291	-	22,627
Total comprehensive income (loss)	-	-	1,336	21,291	(244,358)	(221,731)
Contributions by and distributions to owners:
Dividends (note 22b)	-	-	-	-	(4,146)	(4,146)
Stock options (note 5d)	-	1,919	-	-	-	1,919
Transfer to share capital related to stock options redeemed	528	(528)	-	-	-	-
Issuance of shares related to stock options redeemed	980	-	-	-	-	980
Total contributions by and distributions to owners	1,508	1,391	-	-	(4,146)	(1,247)
Balance, December 31, 2021	$1,778,848	$57,328	$2,907	$(60,417)	$(301,838)	$1,476,828

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

1. Reporting entity

On January 1, 2017, Hudbay Minerals Inc. amalgamated under the Canada Business Corporations Act with its subsidiaries Hudson Bay Mining and Smelting Co., Limited and Hudson Bay Exploration and Development Company Limited to form Hudbay Minerals Inc. ("HMI" or the "Company"). The address of the Company's principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The audited consolidated financial statements ("financial statements") of the Company for the year ended December 31, 2021 and 2020 represent the financial position and the financial performance of the Company and its subsidiaries (together referred to as "Hudbay").

Wholly owned subsidiaries as at December 31, 2021 and 2020 include HudBay Marketing & Sales Inc. ("HMS"), HudBay Peru Inc., HudBay Peru S.A.C. ("Hudbay Peru"), HudBay (BVI) Inc., Hudbay Arizona Inc, Rosemont Copper Company ("Rosemont") and Mason Resources (US) Inc. ("Mason").

Hudbay is an integrated mining company primarily producing copper concentrate (containing copper, gold and silver), silver/gold doré, molybdenum concentrate and zinc metal. With assets in North and South America, Hudbay is focused on the discovery, production and marketing of base and precious metals. Directly and through its subsidiaries, Hudbay owns three polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru) and copper projects in Arizona and Nevada (United States). Hudbay also has equity investments in a number of junior exploration companies. The Company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

2. Basis of preparation

(a)     Statement of compliance:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") effective for the year ended December 31, 2021.

The Board of Directors approved these consolidated financial statements on February 23, 2022.

(b) Functional and presentation currency:

Hudbay's consolidated financial statements are presented in US dollars, which is the Company's and all material subsidiaries' functional currency, except the Company's Manitoba business unit, which has a functional currency of Canadian dollars. All values are rounded to the nearest thousand ($000) except where otherwise indicated.

(c) Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis except for the following items in the consolidated balance sheets:

- Derivatives, embedded derivatives, other financial instruments, and financial assets measured at fair value through profit or loss ("FVTPL");

- Liabilities for cash-settled share-based compensation arrangements are measured at fair value; and,

- A defined benefit liability is recognized as the net total of the plan assets, unrecognized past service costs and unrecognized actuarial losses, less unrecognized actuarial gains and the present value of the defined benefit obligation.

7
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

(d)    Use of judgements and estimates:

The preparation of the consolidated financial statements in conformity with IFRS requires Hudbay to make judgements, estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

Hudbay reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that the Company believes to be reasonable under the circumstances. Revisions to accounting estimates are recognized prospectively in the period in which the estimates are revised and in any future periods affected.

The following are critical and significant judgements and estimates impacting the consolidated financial statements:

-     Indicators and testing of impairment (reversal of impairment) of non-financial assets (notes 3i, 3j and 11) - There are a number of potential indicators that could trigger non-financial asset impairment or reversal of impairment. These indicators may require critical judgements to determine the extent that external and/or internal environmental business changes may impact Hudbay's overall assessment of the recoverability of non-financial assets. Such business changes include changes to the life of mine ("LOM") plan, changes to budget, changes to closure plans, changes to discount rates and changes to long-term commodity prices. If an impairment or impairment reversal indicator is noted then there are also critical estimates involved in the determination of the recoverable amount of cash generating units ("CGU") or below for more specific groups of assets. Recoverable amounts are calculated using discounted after-tax cash flows based on cash flow projections and assumptions in Hudbay's most recent LOM plans. LOM plans are based on optimized mine and processing plans and the assessment of capital expenditure requirements of a mine site. LOM plans incorporate management's best estimates of key assumptions which include future commodity prices, the value of mineral resources not included in the Constancia and Arizona LOM plan, production based on current estimates of recoverable reserves, discount rates, future operating and capital costs and future foreign exchange rates. Most critical to the value of the recoverable amount are the assumptions of future commodity prices and the value of mineral resources not included in the Constancia and Arizona LOM plan. Expected future cash flows used to determine the recoverable amount during impairment testing are inherently uncertain and could materially change over time. Should management's estimate of the future not reflect actual events, impairments may be identified, which could have a material effect on Hudbay's consolidated financial statements. Although it is reasonably possible for a change in key assumptions to occur, the possible effects of a change in any single assumption may not fairly reflect the impact of CGU's fair value as the assumptions are inextricably linked.

8
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

-     IFRS 15 - Revenue- stream transactions (note 17) - Hudbay has determined that the precious metals stream contracts are subject to variable consideration and contain a significant financing component. As such, Hudbay recognizes a financing charge at each reporting period and grosses up the deferred revenue balance to recognize the significant financing element that is part of these contracts. Significant judgement was required in determining if the stream transactions were to be accounted for as deferred revenue. Management has determined that these stream transactions are not derivatives since obligations will be satisfied through the delivery of non-financial items (i.e., gold and silver credits) rather than cash or financial assets. It is management's intention to settle the obligations under the stream transactions through its own production and if this is not possible, this would lead to the stream transactions becoming a financial instrument since a cash settlement payment may be required. This would cause a change to the accounting treatment, resulting in the revaluation of the fair value of the agreement through the consolidated income statements on a recurring basis. Management must evaluate the possibility that the Company will not be able to mine and deliver enough metal  to satisfy the obligation and therefore must consider bifurcating the portion of the deferred revenue that is repayable in cash. To make this determination, both the extent and timing of processing of reserves and convertible resources must be considered in the Company's expectation, along with future expected precious metal prices. In addition, the rate at which the deferred revenue liability balance is drawn down is dependent on the extent and timing of processing of reserves and convertible resources and the amount of metal value that may not be available to satisfy the obligation.

-     Mineral reserves and resources (notes 3i, 3m and 3o) - Hudbay estimates mineral reserves and resources to determine future recoverable mine production based on assessment of geological, engineering and metallurgical analyses, estimates of future production costs, capital costs and reclamation costs, as well as long term commodity prices and foreign exchange rates. There are numerous uncertainties inherent in estimating mineral reserves and resources, including many factors beyond Hudbay's control. The estimates are based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body and interpreting this data requires complex geological judgements. Changes in assumptions, including economic assumptions such as metals prices and market conditions, could have a material effect on the financial position and results of operations.

Changes in the mineral reserve or resource estimates may affect:

-      the carrying value of exploration and evaluation assets, capital works in progress, mining properties and plant and equipment;

-      depreciation expense for assets depreciated either on a unit-of-production basis or on a straight line basis where useful lives are restricted by the life of the related mine plan;

-      the provision for decommissioning, restoration and similar liabilities;

-      the carrying value of deferred tax assets; and,

-      amortization of deferred revenue.

9
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

-     Property plant and equipment (notes 3i and 11) - The carrying amounts of property, plant and equipment and exploration and evaluation assets on Hudbay's consolidated balance sheets are significant and reflect multiple estimates and applications of judgement. Management exercises judgement in determining whether the costs related to exploration and evaluation are eligible for capitalization and whether they are likely to be recoverable by future exploration, which may be based on assumptions about future events and circumstances. Judgement and estimates are used when determining whether exploration and evaluation assets should be transferred to capital works in progress within property, plant and equipment. For mines in the production stage, management applies judgement to determine development costs to be capitalized based on the extent they are incurred in order to access reserves mineable over more than one year. For depreciable property, plant and equipment assets, management makes estimates to determine depreciation. For assets depreciated using the straight line method, residual value and useful lives of the assets or components are estimated. A significant estimate is required to determine the total production basis for units-of-production depreciation. The most currently available reserve and resource report is utilized in determining the basis which has material impacts on the amount of depreciation recorded through inventories and the consolidated income statements. There are numerous uncertainties inherent in estimating mineral reserves, and assumptions that were valid at the reporting date may change when new information becomes available. The actual volume of ore extracted and any changes in these assumptions could affect prospective depreciation rates and carrying values. In determining whether stripping costs incurred during the production phase of a mining property relate to mineral reserves and mineral resources that will be mined in a future period and therefore should be capitalized, Hudbay makes estimates of the proportion of stripping activity which relates to extracting current ore and the proportion which relates to obtaining access to ore reserves which will be mined in the future.

-     Tax provisions (notes 3o and 21) - Management makes estimates in determining the measurement and recognition of deferred tax assets and liabilities recorded on the consolidated balance sheets. The measurement of deferred tax assets and deferred tax liabilities is based on tax rates that are expected to apply in the period that the asset is realized or liability is settled based on tax rates that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood of taxable income in the future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability to realize the net deferred tax assets recorded at the balance sheet date could be affected. At the end of each reporting period, management reassesses the period that the assets are expected to be realized or liabilities are settled and the likelihood of taxable income in future periods in order to support and adjust the deferred tax assets and deferred tax liabilities recognized on the consolidated balance sheets.

- Assaying utilized to determine revenue and recoverability of inventories (notes 3c and 3f) - Assaying of contained metal is a key estimate in determining the amount of revenues recorded in the consolidated income statements. The estimate is finalized after final surveying is completed, which may extend to six months in certain transactions. Since assays are utilized to determine the value of recorded revenues, significant differences in given assays may result in a material misstatement of revenues on the consolidated income statements. Assay survey results are also a factor utilized to determine if inventories on hand have a net realizable value that exceeds cost. Material differences in assay results may lead to misstatements of inventory balances in the consolidated balance sheets.

10
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

- Decommissioning and restoration obligations (notes 3m and 18) - Significant judgement and estimates are utilized in the determination of the decommissioning and restoration provisions in the consolidated balance sheets. Judgement is involved in determining the timing and extent of cash outflows required to satisfy constructive obligations based on the timing of site closures in the LOM plans, expected unit costs to determine cash obligations to remediate disturbances and regulatory and constructive requirements, as well as technological changes to determine the extent and timing of the remediation required. The timing of cash outflows and discount rates associated with discounting the provision are also key estimates. Changes in these estimates may result in a change in classification of the provision between non-current and current as well as material differences in the total provision recorded in the consolidated balance sheets.

- Pension and other employee benefit (notes 3l, 19 and 20) - Hudbay's post retirement obligations relate mainly to ongoing health care benefits plans. Hudbay estimates obligations related to the pension and other employee benefits plans using actuarial determinations that incorporate assumptions using management's best estimates of factors including plan performance, salary escalation, retirement dates of employees and drug cost escalation rates. Due to the complexity of the valuation, the underlying assumptions and its long term nature, the defined benefit obligation is highly sensitive to changes in these assumptions. Management reviews all assumptions at each reporting date. In determining the appropriate discount rate, Hudbay considers the interest rates on corporate bonds in the respective currency with at least an AA rating, with extrapolated maturities corresponding to the expected duration of the defined benefit obligation. The mortality rate is based on publicly available mortality tables for the specific country, and Hudbay bases future salary increases and pension increases on expected future inflation rates for the respective country.

(e)    COVID-19 estimation uncertainty:

The Company has assessed the economic impacts of the novel coronavirus ("COVID-19") pandemic on its consolidated financial statements. As at December 31, 2021, management has determined that the Company's ability to execute its medium and longer term plans and the economic viability of its assets (including the carrying value of its long-lived assets and inventory valuations) are not materially  impacted.

In making this judgment, the Company has assessed various criteria including, but not limited to, existing laws, regulations, orders, disruptions and potential disruptions in our supply chain, disruptions in the markets for our products, commodity prices and foreign exchange prices and the actions that the Company has taken at its operations to protect the health and safety of its workforce and local community.

3. Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and by all Hudbay's entities.

(a) Basis of consolidation:

Intercompany balances and transactions are eliminated upon consolidation. When a Hudbay entity transacts with an associate or jointly controlled entity of the Company, unrealized profits and losses are eliminated to the extent of Hudbay's interest in the relevant associate or joint venture. The accounting policies of Hudbay's entities are changed when necessary to align them with the policies adopted by the Company.

Subsidiaries

A subsidiary is an entity controlled by Hudbay. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

11
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

Business combinations and goodwill

Should Hudbay make an acquisition, it first determines whether the assets acquired and liabilities assumed constitute a business, in which case the acquisition requires accounting as a business combination. Management applies judgement in determining whether the acquiree is capable of being conducted and managed for the purpose of providing a return, considering the inputs of the acquiree and processes applied to those inputs that have the ability to create outputs.

Hudbay applies the acquisition method of accounting to business combinations, whereby the goodwill is measured at the acquisition date as the fair value of the consideration transferred including the recognized amount of any non-controlling interests in the acquiree. When the excess is negative, a bargain purchase gain is recognized immediately in the consolidated income statements. The assessment of fair values on acquisition includes those mineral reserves and resources that are able to be reliably measured. In determining these fair values, management must also apply judgement in areas including future cash flows, metal prices, exchange rates and appropriate discount rates. Changes in such estimates and assumptions could result in significant differences in the amount of goodwill recognized.

The consideration transferred is the aggregate of the fair values, at the date of the acquisition, of the sum of the assets transferred, the liabilities incurred or assumed, and the equity instruments issued by the acquirer in exchange for control of the acquiree. Acquisition-related costs are recognized in the consolidated income statements as incurred, unless they relate to issuance of debt or equity securities.

Where applicable, the consideration transferred includes any asset or liability resulting from a contingent consideration arrangement and measured at its acquisition date fair value. Subsequent changes in such fair values are adjusted against the cost of acquisition where they qualify as measurement period adjustments. All other subsequent changes in the fair value of contingent consideration classified as an asset or liability are accounted for in accordance with relevant IFRS. Changes in the fair value of contingent consideration classified as equity are not recognized.

Where a business combination is achieved in stages, the Company's previously held interests in the acquired entity are remeasured to fair value at the acquisition date, which is the date Hudbay attains control, and any resulting gain or loss is recognized in the consolidated income statements. Amounts previously recognized in other comprehensive income ("OCI") related to interests in the acquiree prior to the acquisition date are reclassified to the consolidated income statements, where such treatment would be appropriate if that interest were disposed of.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of Hudbay's CGUs that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units. Goodwill is allocated to the lowest level at which it is monitored for internal management purposes and is not larger than an operating segment before aggregation. Where goodwill forms part of a CGU and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the determination of any gain or loss on disposal.

Goodwill is not amortized and is tested for impairment annually and whenever there is an indication of impairment. If any such indication exists, the recoverable amount of the CGU is estimated in order to determine the extent of the impairment, if any. The recoverable amount is determined as the higher of fair value less direct costs to sell and the CGU's value in use. An impairment loss in respect of goodwill is not reversed.

Fair value for mineral interests and related goodwill is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account.

12
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to Hudbay's continued use and cannot take into account future development.

The weighted average cost of capital of Hudbay or comparable market participants is used as a starting point for determining the discount rates, with appropriate adjustments for the risk profile of the countries in which the individual CGUs operate and the specific risks related to the development of the project.

Where the asset does not generate cash flows that are independent of other assets, Hudbay estimates the recoverable amount of the CGU to which the asset belongs. If the carrying amount of an asset or CGU exceeds its recoverable amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized as an expense in the consolidated income statements.

(b) Translation of foreign currencies:

Management determines the functional currency of each Hudbay entity as the currency of the primary economic environment in which the entity operates.

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Hudbay's entities at exchange rates in effect at the transaction dates.

At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency using the closing exchange rate. Non-monetary assets and liabilities measured at fair value are translated using the exchange rates at the date when fair value was determined. Non-monetary assets and liabilities measured at historical cost in a foreign currency are translated using exchange rates that were in effect at the transaction dates. The same translations are applied when an entity prepares its financial statements from books and records maintained in a currency other than its functional currency, except revenue and expenses may be translated at monthly average exchange rates that approximate those in effect at the transaction dates.

Foreign currency gains and losses arising on period-end revaluations are recognized in the consolidated income statements, except for a financial liability designated as a hedge of a net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in OCI.

Foreign operations

For the purpose of the consolidated financial statements, assets and liabilities of Hudbay's entities that have functional currencies other than the US dollar are translated to US dollars at the reporting date using the closing exchange rate. Revenue and expenses are translated at monthly average exchange rates that approximate those in effect at the transaction dates. Differences arising from these foreign currency translations are recognized in OCI and presented within equity in the foreign currency translation reserve. When a foreign operation is disposed, the relevant exchange differences accumulated in the foreign currency translation reserve are transferred to the consolidated income statements as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such amount is reattributed to non-controlling interests. On disposal of a partial investment in an associate or joint venture that includes a foreign operation while retaining significant influence or joint control, the relevant proportion is reclassified to profit or loss.

Net investment in a foreign operation

Foreign currency gains and losses arising on translation of a monetary item receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future are considered to form part of a net investment in the foreign operation. Such gains and losses are recognized in OCI and presented within equity in the foreign currency translation reserve.
13
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

(c) Revenue recognition:

Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of treatment and refining charges. Revenue from the sale of by-products is included within revenue.

Revenue is recognized when control of the goods sold has been transferred to the customer. Control is deemed to have passed to the customer when significant risk and reward of the product has passed to the customer, Hudbay has a present right to payment, and physical possession of the product has been transferred to the customer. Sales of doré are recorded when a trade confirmation is duly signed and executed between Hudbay and the end purchaser. Sale of concentrate and finished zinc frequently occur under the following terms, and management has assessed these terms in order to determine timing of transfer of control and revenue recognition as generally outlined in the following table.

Incoterms used by Hudbay	Revenue recognized when goods:
Cost, Insurance and Freight (CIF)	Are loaded on board the vessel
Free on Board (FOB)	Are loaded on board the vessel
Delivered at place (DAP)	Arrive at the named place of destination
Delivered at terminal (DAT)	Arrive at the named place of destination
Free Carrier (FCA)	Arrive at the named place of delivery

Sales of concentrate and certain other products are provisionally priced. For these contracts, sales prices are subject to final adjustment at the end of a future period after shipment, based on quoted market prices during the quotational period specified in the contract. Revenue is recognized when the above criteria are achieved, using weight and assay results and forward market prices to estimate the fair value of the total consideration receivable. Therefore, revenue is initially recorded based on an initial provisional invoice. Subsequently, at each reporting date, until the provisionally priced sale is finalized, sales receivables are marked to market, with adjustments (both gains and losses) recorded within revenue separately as "Pricing and volume adjustments" in the notes to the consolidated financial statements and in trade and other receivables on the consolidated balance sheets. As per IFRS 15 Revenue from contracts with customers, variability in price is deemed to be fair value movements on provisionally priced receivables under the scope of IFRS 9 Financial Instruments; variability in quantities is deemed to be variable consideration. The variable consideration from weights and assay changes to quantities has been assessed to be insignificant to warrant precluding revenue being recorded as a result of possible future sales reversals. An annual analysis of the accuracy of our weights and assays is completed, and if the accuracy rate falls below a certain threshold, management then evaluates whether revenue from future sales should be constrained as a result of it being highly probable that there would be a significant revenue reversal in the future.

Hudbay only includes in the transaction price an amount which is not highly likely to be subject to significant subsequent revenue reversal. Within sales contracts with customers, separate performance obligations may arise pertaining to the shipping of goods sold. If applicable, costs and the transaction price are allocated on a relative standalone selling basis to any separate performance obligations and are recognized over the period of time the goods sold are shipped, on a gross basis.

Hudbay recognizes deferred revenue in the event it receives payments from customers before a sale meets criteria for revenue recognition. There is a significant financing component associated with the Company's precious metal streaming arrangements since funds were received in advance of the delivery of concentrate. When a significant financing component is recognized, finance expense will be higher and revenues will be higher as the larger deferred revenue balance is amortized to revenues. A market-based discount rate is utilized at the inception of each of the respective stream agreements to determine a discount rate for computing the interest charges for the significant financing component of the deferred revenue balance. As product is delivered, the deferred revenue amount including accreted interest will be drawn down. The draw down rate requires the use of proven and probable reserves and certain resources in the calculation that are beyond proven and probable reserves which management is reasonably confident will be transferable to reserves. Key estimates used in determining the significant financing component include the discount rate and the reserve and resources assumed for conversion.
14
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

(d) Cost of sales:

Cost of sales consists of those costs previously included in the measurement of inventory sold during the period, as well as certain costs not included in the measurement of inventory, such as the cost of warehousing and distribution to customers, provisional pricing adjustments related to purchased concentrates, profit sharing, royalty payments, share-based compensation expense and other indirect expenses related to producing operations.

Cost of sales also include non-cash net realizable value adjustments to inventory, one-time adjustments related to overheads incurred when not operating at normal capacity and one-time labour charges related to facilitating the production of inventories for past service pension costs and severance.

(e) Cash and cash equivalents:

Cash and cash equivalents include cash, demand deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. Cash equivalents have maturities of three months or less at the date of acquisition. Interest earned is included in finance income on the consolidated income statements and in investing activities on the consolidated statements of cash flows.

Amounts that are restricted from being used for at least twelve months after the reporting date are classified as non-current assets and presented in restricted cash on the consolidated balance sheets. Changes in restricted cash balances are classified as investing activities on the consolidated statements of cash flows.

(f) Inventories:

Inventories consist of stockpiles, in-process inventory (concentrates and metals), metal products and supplies. Concentrates, doré, metals and all other saleable products are valued at the lower of cost and estimated net realizable value. Net realizable value represents the estimated selling price for inventories less all estimated direct and indirect costs of completion and costs necessary to make the sale. Where the net realizable value is less than cost, the difference is charged to the consolidated income statements as an impairment charge in cost of sales. Costs associated with stripping activities in an open pit mine are capitalized to inventory and recorded through cost of sales unless the stripping activity can be shown to improve access to further quantities of ore that will be mined in future periods, in which case, the stripping costs are capitalized to property, plant and equipment.

Cost of production of concentrate inventory is determined on a weighted average cost basis and the cost of production of finished metal inventory is determined using the first in first out basis. The cost of production includes direct costs associated with conversion of production inventory based on normal production capacity: material, labour, contractor expenses, purchased concentrates, and an attributable portion of production overheads and depreciation of all property, plant and equipment involved with the mining and production process. Hudbay measures in-process inventories based on assays of material received at metallurgical plants and estimates of recoveries in the production processes. Due to significant uncertainty associated with volume and metal content, immaterial costs are not allocated to routine operating levels of stockpiled ore. Estimates and judgements are required to assess the nature of any significant changes to levels of ore stockpiles and determining whether allocation of costs is required.

Supplies are valued at the lower of average cost and net realizable value.

(g) Intangible assets:

Computer software is measured at cost less accumulated amortization and accumulated impairment losses. Costs include all directly attributable costs necessary to create, produce and prepare the asset to be capable of operating it in the manner intended by management.

15
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

Amortization methods, useful lives, and residual values if any, are reviewed at each year end and adjusted prospectively, if required. When an intangible asset is disposed of, or when no further economic benefits are expected, the asset is derecognized, and any resulting gain or loss is recorded in the consolidated income statements.

Currently, the Company's intangible assets relate primarily to enterprise resource planning ("ERP") information systems, which are amortized over their estimated useful lives.

(h) Exploration and evaluation expenditures:

Exploration and evaluation activity begins when Hudbay obtains legal rights to explore a specific area and involves the search for mineral reserves, the determination of technical feasibility, and the assessment of commercial viability of an identified resource. Expenditures incurred in the exploration and evaluation phase include the cost of acquiring interests in mineral rights, licenses and properties and the costs of Hudbay's exploration activities, such as researching and analyzing existing exploration data, gathering data through geological studies, exploratory drilling, trenching, sampling, and certain feasibility studies.

Hudbay expenses the cost of its exploration and evaluation activities and capitalizes the cost of acquiring interests in mineral rights, licenses and properties in business combinations, asset acquisitions or option agreements. Amounts capitalized are recognized as exploration and evaluation assets and presented in property, plant and equipment. Exploration and evaluation assets acquired as a result of an asset acquisition or option agreement are initially recognized at cost, and those acquired in a business combination are recognized at fair value on the acquisition date. They are subsequently carried at cost less accumulated impairment. No depreciation is charged during the exploration and evaluation phase. Hudbay expenses the cost of subsequent exploration and evaluation activity related to acquired exploration and evaluation assets. Cash flows associated with acquiring exploration and evaluation assets are classified as investing activities in the consolidated statements of cash flows; those associated with exploration and evaluation expenses are classified as operating activities.

Judgement is required in determining whether the respective costs are eligible for capitalization where applicable, and whether they are likely to be recoverable, which may be based on assumptions about future events and circumstances. Estimates and assumptions made may change if new information becomes available.

Hudbay monitors exploration and evaluation assets for factors that may indicate their carrying amounts are not recoverable. If such indicators are identified, the Company tests the exploration and evaluation assets or their CGUs, as applicable, for impairment. Hudbay also tests for impairment when assets reach the end of the exploration and evaluation phase.

Exploration and evaluation assets are transferred to capital works in progress within property, plant and equipment once the Company determines that probable future economic benefits will be generated as a result of the expenditures. Hudbay's determination of probable future economic benefit is based on management's evaluation of the technical feasibility and commercial viability of the geological properties of a given ore body based on information obtained through evaluation activities, including metallurgical testing, resource and reserve estimates and the economic assessment of whether the ore body can be mined economically. Tools that may be used to determine this include a preliminary feasibility study, confidence in converting resources into reserves and the probability that the property could be developed into a mine site. At that time, the property is considered to enter the development phase, and subsequent evaluation costs are capitalized.

(i) Property, plant and equipment:

Hudbay measures items of property, plant and equipment at cost less accumulated depreciation and any accumulated impairment losses.

The initial cost of an item of property, plant and equipment includes its purchase price or construction costs, including import duties and non-refundable purchase taxes, any costs directly attributable to bringing the asset into operation, and for qualifying assets, borrowing costs. The initial cost of property, plant and equipment also includes the initial estimate of the cost of dismantling and removing the item and restoring the site on which it is located, the obligation which Hudbay incurs either when the item is acquired or as a consequence of having used the item during a particular period for purposes other than to produce inventories during that period.

16
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

Capitalization of costs ceases once an asset is in the location and condition necessary for it to be capable of operating in the manner intended by management. At this time, depreciation commences. For a new mine, this occurs upon commencement of commercial production. Up to and including December 31, 2020, any revenue, less cost to produce, earned in the process of preparing an asset to be capable of operating in the manner intended by management is included in the cost of the constructed asset. Any other incidental revenue earned prior to commencement of commercial production is recognized in the consolidated income statements. As a result of the early adoption of the amendments to IAS 16, since January 1, 2021, any revenues less cost to produce, earned prior to commencement of commercial production, are included in the consolidated income statements.

Carrying amounts of property, plant and equipment, including right-of-use ("ROU") assets, are depreciated to their estimated residual value over the estimated useful lives of the assets or the estimated life of the related mine or plant, if shorter. Where components of an asset have different useful lives, depreciation is calculated on each separate component. Components may be physical or non-physical, including the cost of regular major inspections and overhauls required in order to continue operating an item of property, plant and equipment.

Certain items of property, plant and equipment are depreciated on a unit-of-production basis. The unit-of-production method is based on proven and probable tonnes of ore reserves. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that were valid at the reporting date may change when new information becomes available. The actual volume of ore extracted and any changes in these assumptions could affect prospective depreciation rates and carrying values.

The carrying amount of an item of property, plant and equipment is derecognized on disposal or when no future economic benefits are expected from its use or disposal. Upon derecognition of an item of property, plant and equipment, the difference between its carrying value and net sales proceeds, if any, is presented as a gain or loss in other operating income or expense in the consolidated income statements.

i. Capital works in progress:

Capital works in progress consist of items of property, plant and equipment in the course of construction or mineral properties in the course of development, including those transferred upon completion of the exploration and evaluation phase. On completion of construction or development, costs are transferred to plant and equipment and/or mining properties as appropriate. Capital works in progress are not depreciated.

ii. Mining properties:

Mining properties consist of costs transferred from capital works in progress when a mining property reaches commercial production, costs of subsequent mine and exploration development, and acquired mining properties in the production stage.

Mining properties include costs directly attributable to bringing a mineral asset into the state where it is capable of operating in the manner intended by management and includes such costs as the cost of shafts, ramps, track haulage drifts, ancillary drifts, pumps, electrical substations, refuge stations, ventilation raises, permanent manways, and ore and waste pass raises. The determination of development costs to be capitalized during the production stage of a mine operation requires the use of judgements and estimates such as estimates of tonnes of waste to be removed over the life of the mining area and economically recoverable reserves extracted as a result.

A mining property is considered to be capable of operating in a manner intended by management when it commences commercial production based on pre-established criteria. Upon commencement of commercial production, a mining property is depreciated on a unit-of-production method. Unit-of-production depreciation rates are determined based on the related proven and probable mineral reserves and associated future development costs.

17
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

Subsequent mine development costs are capitalized to the extent they are incurred in order to access reserves mineable over more than one year. Ongoing maintenance and development expenditures are expensed as incurred and included in cost of sales in profit or loss. These include ore stope access drifts, footwall and hangingwall drifts in stopes, drawpoints, drill drifts, sublevels, slots, drill raises, stope manway access raises and definition diamond drilling.

iii. Plant and equipment:

Plant and equipment consists of buildings and fixtures, surface and underground fixed and mobile equipment and assets under lease.

Plant and equipment are depreciated on either unit-of-production or straight-line basis based on factors including the production life of assets and mineable reserves. In general, mining assets are depreciated using a unit-of-production method; equipment is depreciated using the straight-line method, based on the shorter of its useful life and that of the related mine or facility; and plants are depreciated using the straight-line method, with useful lives limited by those of related mining assets.

iv. Right-of-use lease assets:

At inception of a contract, Hudbay assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses the following criteria in the determination of whether a contract conveys the right to control the use of an identified asset:

• The contract involves the use of an identified asset - this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has substantive substitution rights, then the asset is not identified;

• Hudbay has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and

• Hudbay has the right to direct the use of the asset by means of decision making rights that are most relevant to changing how and for what purpose the asset is used. In the case where decisions about the asset's purpose is predetermined, Hudbay is deemed to have the right to direct the use of the asset if either:

• Hudbay has the right to operate the asset; or,

• Hudbay designed the asset in a way that predetermines how and for what purpose it will be used.

The Company recognizes a ROU asset and lease liability at the lease commencement date. The initial measurement of the ROU asset is on a present value basis. This is based on the calculated lease liability plus any initial direct costs incurred, an estimate of removal or restoration costs, and any payments made prior to commencement of the lease less any lease incentives received.

The right of use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of the right-of-use assets are determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is measured at the present value of the lease payments that are yet to be paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be easily determined, Hudbay's incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate for applicable leases.

18
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

Lease payments included in the measurement of the lease liability comprise fixed payments including in substance fixed payments and variable payments that depend on an index or rate, amounts expected to be payable under a residual value guarantee and the additional costs Hudbay reasonably expects to incur due to purchase options, extension options and termination options reasonably expected to be exercised.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in the expected future cash flows of a leasing contract either due to a change in index or rate, or due to a change in terms of the contract. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset is zero.

Hudbay has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component for lease contracts of all asset classes.

The Company has elected not to recognize ROU assets and lease liabilities for short-term leases of machinery that have a lease term of 12 months or less and leases of low-value assets. Hudbay recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Hudbay does not enter into transactions where the Company acts as a lessor.

The incremental borrowing rate used for new ROU leases is a key management judgement.

v. Depreciation rates of major categories of assets:

• Capital works in progress         - not depreciated

• Mining properties                     - unit-of- production

• Mining asset                             - unit-of- production

• Plant and Equipment

◦ Equipment                  - straight-line over 1 to 20 years

◦ Other plant assets       - straight-line over 1 to 20 years/unit-of-production

• ROU Assets                              - straight -line over 1 to 20 years

Hudbay reviews its depreciation methods, remaining useful lives and residual values at least annually and accounts for changes in estimates prospectively.

vi. Commercial production:

Commercial production is the level of activities intended by management for a mine, or a mine and mill complex, to be capable of operating in the manner intended by management. Hudbay considers a range of factors when determining the level of activity that represents commercial production for a particular project, including a predetermined percentage of design capacity for the mine and mill; achievement of continuous production, ramp-ups, or other output; or specific factors such as recoveries, grades, or inventory build-ups. In a phased mining approach, management may consider achievement of specific milestones at each phase of completion. In a non-phased mining approach, management considers average actual metrics that are at least 60% of average design capacity or plan over a continuous period. Management assesses the operation's ability to sustain production over a period of approximately one to three months, depending on the complexity related to the stability of continuous operation. Commercial production is considered to have commenced, and depreciation expense is recognized, at the beginning of the month after criteria have been met.

19
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

vii. Capitalized borrowing costs:

The Company capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time, generally one year or more, to get ready for their intended use or sale. Capitalization of borrowing costs ceases once the qualifying assets commence commercial production or are otherwise ready for their intended use or sale.

Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of interest rates applicable to relevant general borrowings of Hudbay during the period, to a maximum of actual borrowing costs incurred. Investment income earned by temporarily investing specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Capitalization of interest is suspended during extended periods in which active development is interrupted.

All other borrowing costs are recognized in the consolidated income statements in the period in which they are incurred.

viii. Capitalized stripping costs:

Costs associated with stripping activities in an open pit mine are capitalized to inventory and recorded through cost of sales unless the stripping activity can be shown to improve access to further quantities of ore that will be mined in future periods, in which case, the stripping costs are capitalized to property, plant and equipment. Capitalized stripping costs are included in "mining properties" within property, plant and equipment.

Capitalized stripping costs are depreciated using a units-of-production method over the expected reserves within a given phase of mine development.

(j) Impairment of non-financial assets:

At the end of each reporting period, Hudbay reviews the carrying amounts of property, plant and equipment, exploration and evaluation assets and intangible assets - computer software to determine whether there is any indication of impairment. If any such indication exists, the Company estimates the recoverable amount of the asset in order to determine the extent of the impairment loss, if any. Hudbay generally assesses impairment at the level of CGUs, which are the smallest identifiable groups of assets that generate cash inflows that are largely independent of cash inflows from other assets.

Hudbay's CGUs consist of Manitoba, Peru, Arizona and greenfield exploration and evaluation assets.

The Company allocates near mine exploration and evaluation assets to CGUs based on their operating segment, geographic location and management's intended use for the property. Near mine exploration and evaluation assets are allocated to CGUs separate from those containing producing or development-phase assets, except where such exploration and evaluation assets have the potential to significantly affect the future production of producing or development-phase assets.

Goodwill, if recorded, is tested for impairment annually and whenever there is an indication that the asset may be impaired.

Where an indicator of impairment exists, a formal estimate of the recoverable amount of the asset or CGU is made. The recoverable amount is the higher of the fair value less costs of disposal and value in use:

- Fair value less costs of disposal is the amount obtainable from the sale of the asset or CGU in an arm's length transaction between knowledgeable, willing parties, less costs of disposal. Fair value for mineral assets is often determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate that reflects current market assessments of the time value of money and the risks specific to the asset to arrive at a net present value of the asset.

20
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

- Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset or CGU in its present form and its eventual disposal, discounted using a pre-tax rate that reflects current market assessments of the time value of money and risks specific to the asset for which estimates of future cash flows have not been adjusted. Value in use calculations apply assumptions specific to the Company's continued use and cannot take into account future development. These assumptions are different to those used in calculating fair value, and consequently the value in use calculation is likely to give a different result to a fair value calculation.

Hudbay estimates future cash flows based on estimated future recoverable mine production, expected sales prices (considering current and historical commodity prices, price trends and related factors), production levels and cash costs of production, all based on detailed engineering LOM plans. Future recoverable mine production is determined from reserves and resources after taking into account estimated dilution and recoveries during mining, and estimated losses during ore processing and treatment. Estimates of recoverable production from measured, indicated and inferred mineral resources not included in the LOM plan are assessed for economic recoverability and may also be included in the valuation of fair value less costs of disposal. Gains from the expected disposal of assets are not included in estimated future cash flows. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Changes in estimates may affect the expected recoverability of the Company's investments in mining properties.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the carrying amount is reduced to the recoverable amount, and an impairment loss is recognized in the consolidated income statements in the expense category consistent with the function of the impaired asset or CGU. Hudbay presents impairment losses on the consolidated income statements as part of results from operating activities. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amounts of other assets in the CGU on a pro-rata basis for depreciable assets.

The Company assesses previously recognized impairment losses each reporting date for any indications that the losses have decreased or no longer exist. Such an impairment loss is reversed, in full or in part, if there have been significant changes with a positive effect on the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized for the asset in prior years. Such reversals of impairment losses are recognized in the consolidated income statements. An impairment loss recognized in relation to goodwill is not reversed for subsequent increases in the recoverable amount.

(k) Assets held for sale:

The Company classifies non-current assets, or disposal groups consisting of assets and liabilities, as held for sale when it expects to recover their carrying amounts primarily through sale rather than through continuing use. To meet criteria to be held for sale, the sale must be highly probable, and the assets or disposal groups must be available for immediate sale in their present condition. Hudbay must be committed to a plan to sell the assets or disposal group, and the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification.

The Company measures assets or disposal groups at the lower of their carrying amount and fair value less costs of disposal. Impairment losses on initial classification as held for sale and subsequent gains and losses on remeasurement are recognized in the consolidated income statements; however, gains are not recognized in excess of any cumulative impairment loss. Any impairment loss on a disposal group first is allocated to goodwill, and then to remaining assets and liabilities on pro rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets, employee benefit assets or investment property. Upon classifying assets or disposal groups as held for sale, Hudbay presents the assets separately as a single amount and the liabilities separately as a single amount on the consolidated balance sheets. When an asset no longer meets the criteria for classification as an asset held for sale, the Company records the asset at the lower of its recoverable amount and the carrying amount before the asset was classified as held for sale.
21
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

(l) Pension and other employee benefits:

Hudbay has non-contributory and contributory defined benefit programs for the majority of its Canadian employees. The defined benefit pension benefits are based on years of service and final average salary for the salaried plans and are based on a flat dollar amount combined with years of service for the hourly plans. The Company provides non pension health and other post-employment benefits to certain active employees and pensioners (post-employment benefits) and also provides disability income, health benefits and other post-employment benefits to hourly and salaried disabled employees (other long-term employee benefits).

Hudbay accrues its obligations under the defined benefit plans as the employees render the services necessary to earn the pension and post-employment benefits. The actuarial determination of the accrued benefit obligations for pensions and post-employment benefits uses the projected benefit method pro-rated on service (which incorporates management's best estimate of future salary levels, other cost escalation, retirement ages of employees and other actuarial factors). For other long-term employee benefits, the Company recognizes the full cost of the benefit obligation at the time the employee becomes disabled. Actuarial advice is provided by external consultants.

For the funded defined benefit plans, Hudbay recognizes the deficit or excess of the fair value of plan assets over the present value of the defined benefit obligation as a liability or an asset in the consolidated balance sheets. However, the Company recognizes an excess of assets only to the extent that it represents a future economic benefit which is available in the form of refunds from the plan or reductions in future contributions to the plan. When these criteria are not met, it is not recognized but is disclosed in the notes to the consolidated financial statements. Impacts of minimum funding requirements in relation to past service are considered when determining the balance sheet position.

Defined benefit costs are categorized as follows:

- Service costs (including current service cost, past service cost, as well as gains and losses on curtailments and settlements and administration costs),

- Net interest expense or income; and,

- Remeasurement.

The first two components of defined benefit costs shown above are recognized in the consolidated income statements. Past service cost is recognized in the consolidated income statements in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset.

Remeasurement, comprising actuarial gains and losses, the effect of changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the consolidated balance sheets with a gain or loss recognized in OCI in the period in which they occur. Remeasurement recognized in OCI is reflected in the remeasurement reserve and will not be reclassified to the consolidated income statements. For the other long-term employee benefits plan, remeasurements are recognized immediately in the consolidated income statements.

Actuarial determinations used in estimating obligations relating to these plans incorporate assumptions using management's best estimates of factors including plan performance, salary escalation, retirement dates of employees and healthcare cost escalation rates. Due to the complexity of the valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date. In determining the appropriate discount rate, management considers the interest rates on corporate bonds in the respective currency with at least an AA rating, with extrapolated maturities corresponding to the expected duration of the defined benefit obligation. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the respective country.

22
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

Hudbay also has defined contribution plans providing pension benefits for certain of its salaried employees and certain of its US employees utilizing 401K plans. The Company recognizes the cost of the defined contribution plans based on the contributions required to be made during each period.

Termination benefits are recognized as an expense when Hudbay is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Company has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. Benefits that are payable more than one year after the reporting period are discounted to their present value.

(m) Environmental and other provisions:

Provisions are recognized when Hudbay has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made. The provisions are recorded as management's best estimate of the amount required to settle an obligation.

Provisions are stated at their present value, which is determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Decommissioning, restoration and similar liabilities

Provisions are recorded for legal and constructive obligations associated with the future costs of rehabilitating the Company's current and previous operating and development sites. Such costs are associated with decommissioning and restoration activities such as dismantling and removing structures, rehabilitating mines and tailings, and reclamation and re-vegetation of affected areas.

The present value of estimated costs is recorded in the period in which the asset is installed or the environment is disturbed and a reasonable estimate of future costs and discount rates can be made. The provision is discounted using a risk-free rate, and estimates of future cash flows are adjusted to reflect risk.

Subsequent to the initial measurement, the obligation is adjusted to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance expense, whereas increases and decreases due to changes in the estimated future cash flows, which are not the result of current inventory production, are capitalized and depreciated over the life of the related operating asset. Actual costs incurred upon settlement of the site restoration obligation are charged against the provision to the extent the provision was established for those costs. Upon settlement of the liability, a gain or loss may be recorded. For closed sites, changes to estimated costs are recognized immediately in the consolidated income statements within other expenses.

Hudbay assesses the reasonableness of its estimates and assumptions each year and when conditions change, the estimates are revised accordingly. Judgement is required to determine the scope and timing of future decommissioning and restoration activities, as well as best available estimates and assumptions including discount rates, expected timing of decommissioning and restoration costs, inflationary factors and market risks. Changes in cost estimates, which may arise from changes in technology and pricing of the individual components of the cost may result in offsetting changes to the asset and liability and corresponding changes to the associated depreciation and finance costs. In view of the uncertainties concerning these future obligations, the ultimate timing and cost of reclamation and mine closure may differ materially from these estimates.

23
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

If the change in estimate results in a significant increase in the decommissioning liability and therefore an addition to the carrying value of the asset, the Company considers whether this is an indication of impairment of the asset as a whole and, if so, tests for impairment in accordance with IAS 36, Impairment of non-financial assets. If, for mature mines, the revised mine assets net of decommissioning and restoration liabilities exceeds the recoverable value, that portion of the increase is charged directly to expense as an impairment loss, within the gross profit / (loss) line.

In view of the uncertainties concerning environmental remediation, the ultimate cost of decommissioning and restoration liabilities could differ materially from the estimated amounts provided. The estimate of the total liability is subject to change based on amendments to laws and regulations and as new information concerning Hudbay's operations becomes available. Future changes, if any, to the estimated total liability as a result of amended requirements, laws, regulations and operating assumptions, as well as discount rates, may be significant and would be recognized prospectively as a change in accounting estimate, when applicable. Environmental laws, regulations and technology are continually evolving in all regions in which the Company operates. Hudbay is not able to determine the impact, if any, of environmental laws, regulations and technology that may be enacted in the future on its results of operations or financial position due to the uncertainty surrounding the ultimate form that such future laws and regulations may take.

Onerous contracts

A contract is considered to be onerous when the unavoidable costs of meeting obligations under the contract exceed the economic benefits expected to be received under it. Hudbay records a provision for any onerous contracts at the lesser of costs to comply with a contract and costs to terminate it.

Restructuring provisions

A provision for restructuring is recognized when management, with appropriate authority within Hudbay, has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Future operating costs are not provided for.

(n) Financial instruments:

Non-derivative financial instruments are initially recognized at fair value plus, in the case of a financial asset or financial liability not measured at fair value through profit or loss, directly attributable transaction costs. Measurement in subsequent periods depends on the financial instrument's classification. Hudbay uses trade date accounting for regular way purchases or sales of financial assets. The Company determines the classification of its financial instruments and non-financial derivatives at initial recognition.

Financial assets and liabilities are offset and the net amount presented in the consolidated balance sheets when, and only when, Hudbay has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The classification of financial assets is based on the results of the contractual characteristics test and the business model assessment which will result in the financial asset being classified as either: amortized cost, fair value through profit or loss ("FVTPL") or fair value through other comprehensive income ("FVTOCI").

i. Non-derivative financial instruments - classification:

Financial assets at fair value through profit or loss

Provisionally priced copper sales receivables, warrants and investments in securities of junior mining companies are classified as financial assets at fair value through profit or loss and are measured at fair value. The unrealized gains or losses related to changes in fair value are reported in other finance income/expense in the consolidated income statements.

24
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

Amortized cost

Cash, certain receivables, payables and restricted cash are classified as and measured at amortized cost and are carried at amortized cost using the effective interest rate method, less impairment losses, if any.

Non-derivative financial liabilities

Accounts payable and senior unsecured notes are initially recognized at fair value and subsequently accounted for at amortized cost, using the effective interest method. The amortization of senior unsecured notes issue costs is calculated using the effective interest rate method.

ii. Derivatives:

Derivatives are initially recognized at fair value when Hudbay becomes a party to the derivative contract and are subsequently re-measured to fair value at the end of each reporting period. The resulting gain or loss is recognized in the consolidated income statements immediately unless the derivative is designated and effective as a hedging instrument. Derivatives with positive fair value are recognized as assets; derivatives with negative fair value are recognized as liabilities.

Contracts to buy or sell non-financial items that meet the definition of a derivative but were entered into and are held in accordance with the Company's expected purchase, sale or usage requirements are not recognized as derivatives. Such contracts are recorded as non-derivative purchases and sales.

iii. Embedded derivatives:

Hudbay considers whether a contract contains an embedded derivative when it becomes a party to the contract. Derivatives embedded in other financial liabilities or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at FVTPL.

iv. Fair value of financial instruments:

The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction.

Fair values of financial instruments traded in active markets are determined based on quoted market prices, where available. Bid prices are generally used for assets held or liabilities to be issued; asking prices are generally used for assets to be acquired or liabilities held.

For financial instruments not traded in an active market, fair values are determined based on appropriate valuation techniques. Such techniques may include discounted cash flow analysis, using recent arm's length market transactions, reference to the current fair value of another instrument that is substantially the same, and other valuation models.

The Company applies a hierarchy to classify valuation methods used to measure financial instruments carried at fair value. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

- Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

- Level 2: Valuation techniques use significant observable inputs, either directly (i.e. as prices) or indirectly (i.e. derived from prices), or valuations are based on quoted prices for similar instruments; and,

- Level 3: Valuation techniques use significant inputs that are not based on observable market data (unobservable inputs).

An analysis of fair values of financial instruments is provided in note 26.

25
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

v. Impairment of financial instruments:

Hudbay recognizes loss allowances for Expected Credit Losses ("ECL") for trade receivables not measured at FVTPL.

Loss allowances for trade receivables are measured at an amount equal to lifetime ECL. ECL is a probability-weighted estimate measured at the present value of all cash shortfalls including the impact of forward-looking information.

Hudbay has established a provision based on the Company's historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The loss allowance is presented as a deduction to trade receivables in the balance sheets.

vi. Derecognition of financial instruments:

Hudbay derecognizes financial assets when the contractual rights to the cash flows from the assets expire, or when the Company transfers the rights to receive the contractual cash flows on the financial assets in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in the transferred financial assets that is created or retained by Hudbay is recognized as a separate asset or liability.

Hudbay derecognizes financial liabilities when its contractual obligations are discharged, cancelled or expire or when its terms are modified and the cash flows of the modified liability are substantially different.

(o) Taxation:

Current Tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Hudbay is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will affect the income tax and deferred tax provisions in the period in which such determination is made.

Additionally, future changes in tax laws in the jurisdictions in which Hudbay operates could limit the ability of the Company to obtain tax deductions in future periods.

Deferred Tax

Deferred tax is recognized using the balance sheet method in respect of temporary differences at the balance sheet date between the tax basis of assets and liabilities, and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

- where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

26
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilized, except:

- where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

To the extent that it is probable that taxable profit will be available to offset the deductible temporary differences, Hudbay recognizes the deferred tax asset regarding the temporary difference on decommissioning, restoration and similar liabilities and recognizes the corresponding deferred tax liability regarding the temporary difference on the related assets.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

Judgement is required in determining whether deferred tax assets are recognized on the consolidated balance sheets. Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood of taxable profit in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability to realize the net deferred tax assets recorded at the balance sheet date could be affected.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the balance sheet date.

Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to offset current tax assets against current tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Current and deferred taxes relating to items recognized outside profit or loss (whether in other comprehensive income or directly in equity) are recognized outside profit or loss and not in the consolidated income statements. Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax.

(p) Share capital and reserves:

Transaction costs

Transaction costs directly attributable to equity transactions are recognized as a deduction from equity.

27
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

Other capital reserve

The other capital reserve is used for equity-settled share-based compensation and includes amounts for stocks options granted and not exercised.

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign operations. Exchange differences arising from the translation of the financial statements of foreign operations form part of the net investment in the foreign operation. Translation gains and losses remain in the reserve until disposal of all or a portion of the foreign operation.

(q) Share-based compensation:

Hudbay compensates its employees in part through the use of a Deferred Share Unit ("DSU") plan for non-employee members of the Board of Directors, a Restricted Share Unit ("RSU") plan for employees, a Performance Share Unit ("PSU") plan for employees and a stock option plan for employees. These plans are included in provisions on the consolidated balance sheets and further described in note 23. Changes in the fair value of the liabilities are recorded in the consolidated income statements.

Cash-settled transactions, consisting of DSUs, RSUs and PSUs, are initially measured at fair value and recognized as an obligation at the grant date. The liabilities are remeasured to fair value at each reporting date up to and including the settlement date, with changes in fair value recognized in the consolidated income statements. Hudbay values the liabilities based on the change in the Company's share price. Additional DSUs, RSUs and PSUs are credited to reflect dividends paid on Hudbay common shares over the vesting period. The current portion of the liability reflects those grants that have vested or that are expected to vest within twelve months.

DSUs vest on the grant date and are redeemable when a participant is no longer a member of the Board of Directors. Issue and redemption prices of DSUs are based on the average closing price of the Company's common shares for the five trading days prior to issuance or redemption.

RSUs and PSUs are issued under Hudbay's Long Term Equity Plan ("LTEP Plan") and vest on or before December 31st of the third calendar year after the year in which the services corresponding to such share unit award were performed. RSUs and PSUs granted under the LTEP Plan may be settled in the form of the Company's common shares or, at the option of Hudbay, the cash equivalent based on the market price of the common shares as of the vesting date. Hudbay has historically settled RSUs in cash. Except in specified circumstances, RSUs and PSUs terminate when an employee ceases to be employed by the Company. Valuations of RSUs and PSUs reflect estimated forfeitures.

Equity-settled transactions with employees relate to stock options and are measured by reference to the fair value at the earlier of the grant date and the date that the employee unconditionally became entitled to the award. Fair value is determined using a Black-Scholes option pricing model, which relies on estimates of the future risk-free interest rate, future dividend payments, future share price volatility and the expected average life of the options. Hudbay believes this model adequately captures the substantive features of the option awards and is appropriate to calculate their fair values. The fair value determined at the grant date is recognized over the vesting period in accordance with vesting terms and conditions, with a corresponding increase to other capital reserves. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met.
28
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

(r) Earnings per share:

The Company presents basic and diluted earnings (loss) per share ("EPS") data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which previously consisted of stock options granted to employees and warrants.

When calculating earnings per share for periods where the Company has a loss, Hudbay's calculation of diluted earnings per share excludes any incremental shares from the assumed conversion of stock options as they would be anti-dilutive.

(s) Leases:

Leases, under which substantially all the risks and rewards incidental to ownership of the leased item are transferred to Hudbay, are capitalized as assets at the inception of the lease at the lower of fair value or the present value of the minimum lease payments. Lease payments are apportioned between finance charges and the reduction of the liability so as to achieve a constant periodic rate of interest on the remaining balance of the liability. Finance charges are reflected in the consolidated income statements as finance costs.

Non-ROU lease payments are recognized as an expense in the consolidated income statements on a straight-line basis over the lease term.

(t) Segment reporting:

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses and for which discrete financial information is available. Hudbay's chief executive officer regularly reviews the operating results of each operating segment to make decisions about resources to be allocated to the segment and assess its performance. In determining operating segments, Hudbay considers location and decision-making authorities. Refer to note 30.

(u) Statement of cash flows:

Hudbay presents interest paid and dividends paid as financing activities, except if the interest is related to capitalized borrowing costs, and interest received is presented as an investing activity in the consolidated statement of cash flow. Hudbay presents the consolidated statement of cash flows using the indirect method.
29
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

4.      New standards

New standards and interpretations adopted

(a) Amendment to IAS 16 - Property, Plant and Equipment

The amendments to IAS 16 prohibit deducting from the cost of property, plant and equipment the proceeds from selling items produced while bringing the assets to the location and condition necessary for them to be capable of operating in the manner intended by management. Instead, a company will recognize such sales proceeds and related cost in profit or loss. This amendment is in effect January 1, 2022 with early adoption permitted.

Hudbay has early adopted this amendment as of January 1, 2021 with retrospective application only to items of property, plant and equipment that were brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after January 1, 2020. No restatement of prior periods was required on adoption given the comparable periods contained no items would have been impacted by this accounting amendment.

(b) Interest Rate Benchmark Reform - Phase II - Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

These amendments require companies to determine if there is a significant change in the basis of determining contractual cash flows as a result of interest rate benchmark reform / IBOR reform. A company will be required to determine if the replacement of an existing interest rate benchmark with an alternative rate benchmark results in contractual cash flows that are significantly different for financial instruments, lease payments, insurance contracts and/or items that use hedge accounting. If IBOR reform result in a transition on an economically equivalent basis with no value transfer having occurred, the changes to the standard allow the contractual cash flow changes to be applied prospectively, similar to a change in a market rate. For Hudbay, these amendments have been in effect since January 1, 2021 and have not resulted in material changes to the financial statements.

As at December 31, 2021, Hudbay has not entered into any new contracts or contract modifications that are dependent on the LIBOR rate and that are impacted by these amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16.

New standards and interpretations not yet adopted

(c) Amendment to IAS 1 - Presentation of Financial Statements

The amendments to IAS 1 promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due to potentially due to be settled within one year) or non-current. This amendment is in effect January 1, 2023 with early adoption permitted.
30
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

5. Revenue and expenses

(a) Revenue

Hudbay's revenue by significant product types:

	Year ended December 31,
	2021	2020
Copper	$873,339	$563,910
Zinc	301,086	264,106
Gold	246,562	180,949
Silver	26,932	25,986
Molybdenum	37,487	25,627
Other	7,454	5,619
Revenue from contracts	1,492,860	1,066,197
Non-cash streaming arrangement items [1]
Amortization of deferred revenue - gold	37,788	27,854
Amortization of deferred revenue - silver	33,731	39,409
Amortization of deferred revenue - variable consideration adjustments - prior periods	1,617	6,668
	73,136	73,931
Pricing and volume adjustments [2]	(8,568)	9,178
	1,557,428	1,149,306
Treatment and refining charges	(55,430)	(56,888)
	$1,501,998	$1,092,418

1 See note 17.

2 Pricing and volume adjustments represent mark-to-market adjustments on initial estimate of provisionally priced sales, realized and unrealized changes to fair value for non-hedge derivative contracts and adjustments to originally invoiced weights and assays.

Consideration from the Company's stream agreements is considered variable (note 17). Gold and silver stream revenue can be subject to cumulative adjustments when the amount of precious metals to be delivered under the contract changes. As a result of changes in the Company's mineral reserve and resource estimate in the first quarter of 2021, the amortization rate by which deferred revenue is drawn down into income was adjusted and, as required, a catch up adjustment was made for all prior year stream revenues since the stream agreement inception date. This variable consideration adjustment resulted in an increase of revenue of $1,617 for the year ended December 31, 2021.

The variable consideration adjustment for the year ended December 31, 2020 resulted in an increase of revenue of $6,668. This increase in revenue was primarily the result of updates to the 777 mine plan resulting in the mining of fewer inferred resources than what was planned previously.

In the second quarter of 2021, the Company finalized an amendment with Wheaton Precious Metals ("Wheaton") related to the Peru stream agreement. The result of the amendment was a revision to the Peru gold and silver deferred revenue amortization rates and the related significant financing component. For further details refer to note 17.

31
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

(b) Mine operating costs

During the year ended December 31, 2021, Hudbay recognized a recovery of $1,446 in cost of sales related to adjustments of the carrying value of Peru inventories to net realizable value and a non-cash write-down of materials and supplies inventories of $5,445 (year ended December 31, 2020 - $2,302 net expense) (note 8).

In addition, the Company recognized a past service cost provision adjustment related to pensions for certain Manitoba employees of $4,989 (note 5e).

(c) Depreciation and amortization

Depreciation of PP&E and amortization of intangible assets are reflected in the consolidated income statements as follows:

	Year ended December 31,
	2021	2020
Cost of sales	$357,924	$361,827
Selling and administrative expenses	1,843	1,776
	$359,767	$363,603

Effective January 1, 2021, the Company made a change in estimate in Peru for certain mineral property PP&E assets to utilize contained metal in the depreciation calculation. This better reflects the systematic allocation of costs to inventory given the change in grade profile following the recently published NI 43-101. For the year ended December 31, 2021, depreciation expense is higher by $4,835, compared to the result under the previous depreciation calculation. Since the change is in response to an updated life-of-mine plan, it is being treated as a change in estimate and applied prospectively. Please see note 11 for further details.

32
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

(d) Share-based compensation expenses

Share-based compensation expenses are reflected in the consolidated income statements as follows:

	Cash-settled				Total share-based compensation expense
	RSUs	DSUs	PSUs	Stock options
Year ended December 31, 2021
Cost of sales	$1,347	$-	$-	$-	$1,347
Selling and administrative	3,668	1,459	3,382	1,919	10,428
Other expenses	370	-	-	-	370
	$5,385	$1,459	$3,382	$1,919	$12,145
Year ended December 31, 2020
Cost of sales	$1,400	$-	$-	$-	$1,400
Selling and administrative	4,872	5,149	1,987	$1,122	13,130
Other expenses	478	-	-	-	478
	$6,750	$5,149	$1,987	$1,122	$15,008

During the year ended December 31, 2021, the Company granted 509,385 stock options (year ended December 31, 2020 - 1,581,385). For further details on stock options, see note 23b.

33
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

(e) Employee benefits expense

This table presents employee benefit expense recognized in the consolidated income statements, including amounts transferred from inventory upon sale of goods:

	Year ended December 31,
	2021	2020
Current employee benefits	$205,402	$179,486
Share-based compensation (notes 5d, 18, 23)
Equity settled stock options	1,919	1,122
Cash-settled restricted share units	5,385	6,750
Cash-settled deferred share units	1,459	5,149
Cash-settled performance share units	3,382	1,987
Employee share purchase plan	1,933	1,783
Post-employee pension benefits
Defined benefit plans	11,433	11,671
Defined contribution plans	2,061	1,774
Past service costs (note 19)	4,989	-
Other post-retirement employee benefits	7,526	9,305
Termination benefits	470	582
	$245,959	$219,609

Manitoba has a profit sharing plan required by the collective bargaining agreement whereby 10% of Manitoba's after tax profit (excluding provisions or recoveries for deferred income tax and deferred mining tax) for any given fiscal year will be distributed to all eligible employees in the Flin Flon/Snow Lake operations, with the exception of executive officers and key management personnel.

Peru has a profit sharing plan required by Peruvian law whereby 8% of Peru's taxable income will be distributed to all employees within Peru's operations.

The Company has an employee share purchase plan for executives and other eligible employees where participants may contribute between 1% and 10% of their pre-tax base salary to acquire Hudbay shares. The Company makes a matching contribution of 75% of the participant's contribution.

See note 19 for a description of Hudbay's pension plans and note 20 for Hudbay's other employee benefit plans.

34
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

(f) Other expenses

	Year ended December 31,
	2021	2020
Regional costs	$3,652	$3,602
Loss on disposal of property, plant and equipment	7,038	5,088
Closure cost adjustment - non-producing properties	(4,602)	2,721
Allocation of community costs	1,768	2,880
Restructuring - Manitoba	6,947	-
Copper World Preliminary Economic Assessment ("PEA") study costs	12,555	-
Other	2,421	3,292
	$29,779	$17,583

Due to rising risk-free interest rates during the first quarter of 2021, the discount rates used in the normal course revaluation of the DRO increased correspondingly, resulting in a reduction in the associated liabilities. For certain closed sites with such reclamation obligations, the revaluation of the corresponding liability is recorded through the consolidated income statements, resulting in a gain of $4,602 for the year ended December 31, 2021.

During 2021, there were costs incurred related to the restructuring of the Manitoba operations in preparation for the closure of 777 mine of $6,947. These costs were primarily related to severance packages for unionized and certain salaried employees.

Copper World PEA study costs primarily relate to Copper World project costs that are not associated with Rosemont.

35
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

(g) Net finance expense

	Year ended December 31,
	2021	2020
Net interest expense on long-term debt
Interest expense on long-term debt	$74,748	$82,712
Accretion on streaming arrangements (note 17)
Additions	42,060	60,362
Variable consideration adjustments - prior periods	594	(3,692)
	42,654	56,670
Change in fair value of financial assets and liabilities at fair value through profit or loss
Embedded derivatives (note 16)	49,754	(45,387)
Gold prepayment liability	293	20,141
Investments	4,467	(4,124)
	54,514	(29,370)
Other net finance costs
Net foreign exchange losses (gains)	1,403	(1,644)
Accretion on community agreements measured at amortized cost	2,811	3,641
Accretion on environmental provisions	4,988	3,543
Withholding taxes	7,727	8,267
Premium paid on redemption of notes (note 16)	22,878	7,252
Write-down of unamortized transaction costs (note 16)	2,480	3,817
Other finance expense	7,813	8,826
Interest income	(997)	(1,812)
	49,103	31,890
Net finance expense	$221,019	$141,902

Other finance expense relates primarily to fees on Hudbay's revolving credit facilities and leases.

36
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

(h) Impairment - Environmental Obligation

During the third and fourth quarter of 2021, an impairment indicator was identified in relation to a revised Flin Flon closure plan. The revised closure plan, reflecting higher cost estimates, led to a large increase in the environmental obligation (note 18) and a corresponding increase to Flin Flon PP&E. The increase in Flin Flon PP&E prompted an impairment test of these assets since the Flin Flon operation is expected to close mid-2022. Hudbay recorded an impairment to PP&E by comparing the carrying value of the Flin Flon operation to its recoverable amount using the value-in-use method for future cash flows associated with the operation until closure. The value-in-use recoverable amount is considered a level 3 valuation method and incorporating assumptions for commodity prices, foreign exchange rates, remaining reserves, timing of extraction and operating costs. No discount rate was applied given the operating life of the asset is less than one year. This resulted in an impairment loss of $193,473 for the year ended December 31, 2021. Given the closure is expected to occur in less than 12 months, future adjustments to the Flin Flon environmental provision from fair value adjustments, or otherwise, may lead to future impairment tests of the Flin Flon operation and any resulting impairments or impairment reversals will be recognized in the consolidated income statements.

6.      Cash

Cash balances represent demand deposits and deposits with an original maturity date of less than 3 months.

7. Trade and other receivables

	Dec. 31, 2021	Dec. 31, 2020
Current
Trade receivables	$166,524	$107,787
Statutory receivables	31,191	28,445
Other receivables	6,366	4,967
	204,081	141,199
Non-current
Taxes receivable	16,084	16,941
Other receivables	-	1,627
	16,084	18,568
	$220,165	$159,767

The increase in trade receivables during the year ended December 31, 2021 primarily relates to three shipments, representing approximately 30,000 tonnes of copper, which occurred late in the fiscal year and received revenue recognition but for which timing of cash receipts occur in 2022.
37
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

8. Inventories

	Dec. 31, 2021	Dec. 31, 2020
Current
Stockpile	$12,768	$13,906
Work in progress	5,647	6,364
Finished goods	78,958	72,923
Materials and supplies	61,080	49,912
	158,453	143,105
Non-current
Stockpile	34,156	16,704
Materials and supplies	3,417	5,302
	37,573	22,006
	$196,026	$165,111

The cost of inventories recognized as an expense, including depreciation, and included in cost of sales amounted to $1,069,309 for the year ended December 31, 2021 (year ended December 31, 2020 - $921,895).

During the year ended December 31, 2021, Hudbay recognized a recovery of $1,446 in cost of sales related to adjustments of the carrying value of Peru inventories to net realizable value (year ended December 31, 2020 - $2,302 net expense). Adjustments to the carrying value of inventories to net realizable value were related to changes in commodity prices.

Due to the upcoming closure of the Flin Flon operation, certain long term inventory supplies which are not expected to be utilized were written down and $5,445 was charged to mine operating costs for the year ended December 31, 2021 (note 5b).

Effective January 1, 2021, following a new NI 43-101 technical report for Peru, which reflects an updated mine plan with a new grade and ore tonnage profile, the Company changed its method of estimation of applying mining costs to stockpile and finished goods inventory. Prior to this change, mining costs were allocated using tonnes of ore mined. Starting January 1, 2021, Peru mining costs have been allocated to inventories using contained metal, incorporating tonnes of ore mined and expected mined grades. Since the change is in response to an updated life-of-mine plan, it is being treated in accordance with a change in estimate and will be applied prospectively. For the year ended December 31, 2021, as a result of the change in allocation, stockpile inventories have declined by $6,784 and finished goods inventories have increased by $756.
38
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

9. Other financial assets

	Dec. 31, 2021	Dec. 31, 2020
Current
Derivative assets	$7,430	$2,736
Restricted cash	437	337
	7,867	3,073

Non-current
Investments at fair value through profit or loss	11,158	15,669
	$19,025	$18,742

The derivative assets include derivative and hedging transactions. Derivative assets are carried at their fair value with changes in fair value recorded to the consolidated income statements. The fair value adjustments for hedging type derivatives are recorded in revenue.

Investments at fair value through profit or loss consist of securities in Canadian metals and mining companies, all of which are publicly traded. The change in investments at fair value through profit or loss is mostly attributed to fluctuations in market price and foreign exchange impact.
39
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

10. Intangibles and other assets

Intangibles and other assets of $20,138 (December 31, 2020 - $21,173) includes $14,240 of other assets (December 31, 2020 - $15,764) and $5,898 of intangibles (December 31, 2020 - $5,409).

Other assets represent the carrying value of certain future community costs that relate to original agreements with communities for the Constancia operation which allow Hudbay to extract minerals over the useful life of the Constancia operation. The liability remaining for these costs is recorded in agreements with communities recorded at amortized cost (note 14). Amortization of the carrying amount is recorded in the consolidated income statements within other expenses (note 5f) or exploration expense, depending on the nature of the agreement.

Intangibles mainly represent computer software costs. The following table summarizes changes in intangibles:

	Dec. 31, 2021	Dec. 31, 2020
Cost
Balance, beginning of year	$23,350	$21,538
Additions	968	1,466
Disposals	-	-
Transfers	386	-
Effects of movement in exchange rates	64	346
Balance, end of year	24,768	23,350

Accumulated amortization
Balance, beginning of year	17,941	16,511
Additions	872	1,138
Disposals	-	-
Effects of movement in exchange rates	57	292
Balance, end of year	18,870	17,941
Intangibles, net book value	$5,898	$5,409

40
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

11. Property, plant and equipment

Dec. 31, 2021	Exploration and evaluation assets	Capital works in progress	Mining properties	Plant and equipment	Plant and equipment- ROU assets[1]	Total
Balance, Jan. 1, 2021	$79,059	$957,162	$2,217,461	$2,793,719	$214,303	$6,261,704
Additions	9,084	268,090	1,731	17,735	49,695	346,335
Capitalized stripping and development	-	-	79,426	-	-	79,426
Decommissioning and restoration	-	(525)	4,630	139,911	-	144,016
Transfers and other movements	-	(357,381)	128,320	229,981	(920)	-
Disposals	-	(5,941)	-	(10,803)	(3,544)	(20,288)
Impairment	-	-	(1,054)	(192,419)	-	(193,473)
Effects of movements in exchange rates	64	(3,175)	3,486	5,795	192	6,362
Balance, Dec. 31, 2021	88,207	858,230	2,434,000	2,983,919	259,726	6,624,082

Accumulated depreciation
Balance, Jan. 1, 2021	-	-	1,126,274	1,271,581	132,194	2,530,049
Depreciation for the year	-	-	155,878	181,565	24,536	361,979
Disposals	-	-	-	(8,525)	(3,158)	(11,683)
Effects of movement in exchange rates	-	-	2,217	501	53	2,771
Balance, Dec. 31, 2021	-	-	1,284,369	1,445,122	153,625	2,883,116
Net book value	$88,207	$858,230	$1,149,631	$1,538,797	$106,101	$3,740,966

1 Includes $5,112 of capital works in progress - ROU assets (costs) that relate to the Arizona business unit (December 31, 2020 - $4,777, related to the Arizona and Manitoba business unit).

41
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

Dec. 31, 2020	Exploration and evaluation assets	Capital works in progress	Mining properties	Plant and equipment	Plant and equipment- ROU assets[1]	Total
Balance, January 1, 2020	$69,903	$733,874	$2,146,583	$2,653,752	$201,972	$5,806,084
Additions	809	256,251	311	28,523	17,759	303,653
Capitalized stripping and development	-	-	83,137	-	-	83,137
Decommissioning and restoration	-	263	6,849	39,680	-	46,792
Transfers and other movements	8,040	(36,668)	(41,256)	70,777	(893)	-
Disposals	-	-	-	(19,681)	(5,884)	(25,565)
Effects of movements in exchange rates	307	3,442	21,837	20,668	1,349	47,603
Balance, Dec. 31, 2020	79,059	957,162	2,217,461	2,793,719	214,303	6,261,704

Accumulated depreciation
Balance, January 1, 2020	-	-	963,530	1,069,687	110,308	2,143,525
Depreciation for the year	-	-	146,113	200,632	23,351	370,096
Disposals	-	-	-	(14,038)	(2,475)	(16,513)
Effects of movement in exchange rates	-	-	16,631	15,300	1,010	32,941
Balance, Dec. 31, 2020	-	-	1,126,274	1,271,581	132,194	2,530,049
Net book value	$79,059	$957,162	$1,091,187	$1,522,138	$82,109	$3,731,655

During the third quarter of 2021, an impairment indicator was identified in relation to a revised Flin Flon closure plan. The revised closure plan, reflecting higher cost estimates, led to a large increase in the environmental obligation (note 18) and a corresponding increase to Flin Flon PP&E. The increase in Flin Flon PP&E prompted an impairment test of these assets since the Flin Flon operation is expected to close mid-2022. Hudbay recorded an impairment to PP&E by comparing the carrying value of the Flin Flon operation to its recoverable amount using the value-in-use method for future cash flows associated with the operation until closure. The value-in-use recoverable amount is considered a level 3 valuation method. This resulted in an impairment loss of $147,305.

During the fourth quarter, as a result of declines in risk-free discount rates and with the Flin Flon operation being near closure, the same recoverability of assets test was performed. This resulted in an impairment loss of $46,168. Given the closure is expected to occur in less than 12 months, the impairment was charged to the consolidated income statements. For more information see note 5h.

Given the closure is expected to occur in less than 12 months, future adjustments to the Flin Flon environmental provision from fair value adjustments, or otherwise, may lead to future impairment tests of the Flin Flon operation and any resulting impairments or impairment reversals will be charged to the consolidated income statements.

Effective January 1, 2021, following a new NI 43-101 technical report for Peru, the Company made a change in estimate for the depreciation calculation of certain mineral property PP&E assets in Peru to utilize contained metal. This better reflects the systematic allocation of costs to inventory given the change in grade profile following the recently published NI 43-101. Since the change is in response to an updated life-of-mine plan, it is being treated in accordance with a change in estimate and will be applied prospectively. For the year ended December 31, 2021, depreciation expense is higher by $4,835 compared to the result under the previous depreciation calculation.
42
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

12. Trade and other payables

	Dec. 31, 2021	Dec. 31, 2020
Trade payables	$84,279	$104,598
Accruals and payables	84,992	72,698
Accrued interest	16,120	30,766
Exploration and evaluation payables	3,788	1,351
Statutory payables	18,598	23,734
	$207,777	$233,147

Accruals and payables include operational and capital costs and employee benefit amounts owing.

13. Other liabilities

	Dec. 31, 2021	Dec. 31, 2020
Current
Environmental and other provisions (note 18)	$41,017	$33,675
Pension liability (note 19)	10,472	13,552
Other employee benefits (note 20)	3,530	3,154
Unearned revenue	7,983	1,590
	$63,002	$51,971

14. Other financial liabilities

	Dec. 31, 2021	Dec. 31, 2020
Current
Derivative liabilities	$12,451	$15,312
Deferred Rosemont acquisition consideration	9,713	-
Gold prepayment liability	71,394	-
Agreements with communities recorded at amortized cost	7,144	9,401
	100,702	24,713

Non-current
Deferred Rosemont acquisition consideration	17,805	25,961
Gold prepayment liability	68,614	137,031
Wheaton refund liability (note 17)	5,424	-
Agreements with communities recorded at amortized cost	29,129	31,386
	120,972	194,378
	$221,674	$219,091

The derivative liabilities include derivative and hedging transactions. Derivative liabilities are carried at their fair value with changes in fair value recorded to the consolidated income statements. The fair value adjustments for hedging type derivatives are recorded in revenue. Fair value adjustments for embedded derivatives are recorded within net finance expense.

43
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

As part of the streaming agreement for the 777 mine, Hudbay must repay, with precious metals credits, the deposit by August 1, 2052, the expiry date of the agreement. If the stream deposit is not fully repaid with precious metals credits from 777 production by the expiry date, a payment for the remaining amount will be due at the expiry date of the agreement. Given revised resource estimates and the planned closure of the 777 mine in 2022, Hudbay believes such a payment is expected and as such, as at December 31, 2021 the estimated repayment amount was reclassified to a refund liability. This is and will be discounted at the 9.0% rate inherent in the original agreement and accreted over the remaining term of the agreement.

On May 7, 2020, the Company entered into a gold prepayment transaction and received $115,005 in exchange for the delivery of 79,954 gold ounces starting January 2022 and ending in December 2023, which were valued at gold forward curve prices averaging $1,682 per ounce at the time of the transaction. The agreement has been assessed as a financial liability that has been designated as fair value through profit or loss within change in fair value of financial instruments, with a component of the fair value related to the fluctuation in the Company's own credit risk being recorded to other comprehensive income. The pre-tax fair value adjustment recorded in profit or loss and other comprehensive income for the year ended December 31, 2021 totaled a net loss of $2,977 (year ended December 31, 2020 - net losses of $22,026).

Agreements with communities recorded at amortized cost relate to agreements with communities near the Constancia operation which allow Hudbay to extract minerals over the useful life of the Constancia operation, carry out exploration and evaluation activities in the area and provide Hudbay with community support to operate in the region. The changes in agreements with communities recorded at amortized cost during the year ended December 31, 2021 primarily relates to the execution of the remaining land user agreements with certain community members, partially offset by disbursements.

The following table summarizes changes in agreements with communities recorded at amortized cost:

Balance, January 1, 2020	$24,000
Net additions	116,233
Disbursements	(98,375)
Accretion	3,641
Effects of changes in foreign exchange	(4,712)
Balance, December 31, 2020	$40,787
Net additions	22,796
Disbursements	(26,511)
Accretion	2,811
Effects of changes in foreign exchange	(3,610)
Balance, December 31, 2021	$36,273

44
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

15. Lease Liability

Balance, January 1, 2020	$81,947
Additional capitalized leases	17,759
Lease payments	(35,980)
Accretion and other movements	(212)
Balance, December 31, 2020	$63,514
Additional capitalized leases	49,695
Lease payments	(37,719)
Accretion and other movements [1]	2,512
Balance, December 31, 2021	$78,002

1 Includes $1,844 of sale lease back additions to ROU leases.

Lease liabilities are reflected in the consolidated balance sheets as follows:

	Dec. 31, 2021	Dec. 31, 2020
Current	$33,529	$33,473
Non-current	44,473	30,041
	$78,002	$63,514

Hudbay has entered into leases for its Peru, Manitoba and Arizona business units which expire between 2022 and 2043. The interest rates on leases which were capitalized have interest rates between 2.50% to 7.43%, per annum. The range of interest rates utilized for discounting varies depending mostly on the Hudbay entity acting as lessee and duration of the lease. For certain leases, Hudbay has the option to purchase the equipment and vehicles leased at the end of the terms of the leases. Hudbay's obligations under these leases are secured by the lessor's title to the leased assets. The present value of applicable lease payments has been recognized as an ROU asset, which was included as a non-cash addition to property, plant and equipment, and a corresponding amount as a lease liability.

There are no restrictions placed on Hudbay by entering into these leases.

The following outlines expenses recognized within the Company's consolidated income statements for the years ended December 31, 2021 and December 31, 2020, relating to leases for which a recognition exemption was applied.

	Year ended December 31,
	2021	2020
Short-term leases	$38,092	$40,253
Low value leases	407	353
Variable leases	58,626	57,389
Total	$97,125	$97,995

Payments made for short term, low value and variable leases would mostly be captured as expenses in the consolidated income statements, however, certain amounts may be capitalized to PP&E for the Arizona business unit during its development phase and certain amounts may be reported in inventories given the timing of sales. Variable consideration leases include equipment used for heavy civil works at Constancia.
45
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

16. Long-term debt

Long-term debt is comprised of the following:

	Dec. 31, 2021	Dec. 31, 2020
Senior unsecured notes (a)	$1,185,805	$1,139,695
Less: Unamortized transaction costs - revolving credit facilities (b)	(5,531)	(4,020)
	$1,180,274	$1,135,675

(a) Senior unsecured notes

Balance, January 1, 2020	$991,558
Addition to Principal, net of $8,176 transaction costs	591,824
Principal repayments	(400,000)
Change in fair value of embedded derivative (prepayment option)	(47,169)
Write-down of unamortized transaction costs	2,315
Accretion of transaction costs and premiums	1,167
Balance, December 31, 2020	$1,139,695
Addition to Principal, net of $8,078 transaction costs	591,922
Principal repayments	(600,000)
Write-down of fair value of embedded derivative (prepayment option)	49,754
Write-down of unamortized transaction costs	2,480
Accretion of transaction costs and premiums	1,954
Balance, December 31, 2021	$1,185,805

As at December 31, 2021, $1,200,000 aggregate principal amount of senior notes were outstanding in two series: (i) a series of 4.50% senior notes due 2026 in an aggregate principal amount of $600,000 (the "2026 Notes") and (ii) a series of 6.125% senior notes due 2029 in an aggregate principal amount of $600,000 (the "2029 Notes").

2026 Notes

On March 8, 2021, Hudbay completed an offering of $600,000 aggregate principle amount of 4.50% senior unsecured notes due April 2026.

Hudbay used the proceeds of the offering, together with available cash on hand, to satisfy and discharge all of its obligations with respect to its then outstanding $600,000 aggregate principal amount of 7.625% senior unsecured notes due 2025 (the "2025 Notes").

Upon extinguishment of the 2025 Notes, the unamortized transaction costs of $2,480 were expensed in the consolidated income statements (note 5g). The 2025 Notes contained a prepayment option asset (note 26d), which was previously valued at $49,754 and upon early redemption was written off and expensed in the consolidated income statements (note 5g)

The early redemption of the 2025 Notes also resulted in a call premium of $22,878 payable to the bondholders, which was expensed in the consolidated income statements (note 5g).

46
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

2029 Notes

On September 23, 2020, Hudbay completed an offering of $600,000 aggregate principal amount of 6.125% senior unsecured notes due April 2029 (the "2029 Notes").

Hudbay used the proceeds of the offering to satisfy and discharge all of its obligations with respect to its then outstanding $400,000 aggregate principal amount of 7.25% senior unsecured notes due 2023 (the "2023 Notes").

In 2020, the unamortized transaction costs of $2,315 were expensed upon extinguishment of the 2023 Notes. The early redemption of these notes resulted in a call premium of $7,252, payable to the bondholders, which was expensed in the consolidated income statements (note 5g).

The senior notes are guaranteed on a senior unsecured basis by substantially all of the Company's subsidiaries, other than HudBay (BVI) Inc. and certain excluded subsidiaries, which include the Company's subsidiaries that own an interest in the Rosemont, Copper World and Mason projects and any newly formed or acquired subsidiaries that primarily hold or may develop non-producing mineral assets that are in the pre-construction phase of development. Hudbay's revolving credit facilities are secured against substantially all of the Company's assets, other than those associated with the Arizona business unit.

(b) Unamortized transaction costs - revolving credit facilities

Balance, January 1, 2020	$6,303
Accretion of transaction costs	(3,062)
Write-down of unamortized transaction costs	(1,502)
Transaction costs	2,281
Balance, December 31, 2020	$4,020
Accretion of transaction costs	(2,816)
Transaction costs	4,327
Balance, December 31, 2021 [1]	$5,531

1 Balance, representing deferred transaction costs, is in an asset position.

On October 26, 2021, the Company amended and restated its senior secured revolving credit facilities to increase the total amount of available borrowings from $400 million to $450 million, eliminate certain financial covenants and amend others to increase its financial flexibility, reduce the effective interest rate and extend the maturity to October 26, 2025.

On August 31, 2020, Hudbay completed a restructuring of its two senior secured credit facilities. The total available credit was reduced from $550,000 to $400,000 and various financial covenants were amended. The unamortized transaction costs of $1,502 were expensed upon restructuring of the credit facilities.

As at December 31, 2021, the Peru business unit had $11,470 in letters of credit issued under the Peru revolving credit facility to support its reclamation obligations and the Manitoba business unit had $91,583 in letters of credit issued under the Canada revolving credit facility to support its reclamation and pension obligations. As at December 31, 2021, there were no cash advances under the credit facilities.

Surety bonds

The Arizona business unit had $28,291 in surety bonds issued to support future reclamation and closure obligations. No cash collateral is required to be posted under these surety bonds.

47
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

Other letters of credit

The Peru business unit had $87,091 in letters of credit issued with various Peruvian financial institutions to support future reclamation and other operating matters. No cash collateral is required to be posted under these letters of credit.

17. Deferred revenue

On August 8, 2012 and November 4, 2013, Hudbay entered into precious metals stream transactions with Wheaton whereby Hudbay has received aggregate deposit payments of $455,100 against delivery of (i) 100% of payable gold and silver from the 777 mine until the end of 2016, and delivery of 50% of payable gold and 100% of payable silver for the remainder of the 777 mine life; and aggregate deposit payments of $429,900 against the delivery of (ii) 100% of payable silver and 50% of payable gold from Peru's production.

In addition to the aggregate deposit payments of $885,000, as gold and silver is delivered under the stream agreements, Hudbay receives cash payments equal to the lesser of (i) the market price and (ii) $400 per ounce (for gold) and $5.90 per ounce (for silver), subject to 1% annual escalation after three years, from the inception of the agreement.

Hudbay recorded the deposits received as deferred revenue and recognizes amounts in revenue as gold and silver are delivered under the stream agreements. Hudbay determines the amortization of deferred revenue to the consolidated income statements on a per unit basis using the estimated total number of gold and silver ounces expected to be delivered under the stream agreements over the life of the 777 and Constancia/Pampacancha life-of-mine plans. Hudbay estimates the current portion of deferred revenue based on deliveries anticipated over the next twelve months.

Hudbay has determined that precious metals stream contracts are subject to variable consideration and contain a significant financing component. As such, the Company recognizes a financing charge at each reporting period and will gross up the deferred revenue balance to recognize the significant financing element that is part of these contracts. Hudbay's streaming arrangements are secured against the mining properties and other business unit assets associated with the applicable stream.

777 Stream Agreement

For the year ended December 31, 2021, the drawdown rates for the 777 stream agreement for gold and silver were CA$1,578 and CA$30.38 per ounce, respectively (year ended December 31, 2020 - CA$1,589 and CA$30.63 per ounce, respectively).

As part of the streaming agreement for the 777 mine, Hudbay must repay, with precious metals credits, the stream deposit by August 1, 2052, the expiry date of the agreement. If the stream deposit is not fully repaid with precious metals credits from 777 production by the expiry date, a payment for the remaining amount will be due at the expiry date of the agreement. Given the remaining mine life is less than 12 months, Hudbay estimates that a portion of the stream deposit will not be repaid by means of precious metals credits from 777 production. As at December 31, 2021, the estimated repayment amount was reclassified to a refund liability (note 14), which is and will be discounted at the 9.0% rate inherent in the original 777 stream agreement and accreted over the remaining term of the agreement.

48
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

Peru Stream Agreement

During the second quarter of 2021, an amendment to the Peru gold stream was signed with Wheaton. The amendment eliminates the requirement to deliver 8,020 ounces of gold to Wheaton for not mining four million tonnes of ore from the Pampacancha deposit by June 30, 2021. In consideration for the elimination of this delivery obligation, Hudbay has agreed to increase the fixed gold recoveries that apply to Constancia ore production from 55% to 70% until December 31, 2025, which matches the fixed recovery rate that applies to Pampacancha production. In addition, Wheaton agreed that if Hudbay mined and processed four million tonnes of ore from the Pampacancha deposit by December 31, 2021, it would make an additional deposit payment of $4,000. As such, Hudbay revised its estimate of the remaining number of gold ounces expected to be delivered under the Peru streaming arrangement. Based on the nature of the amendment to the streaming agreement, it was determined that this contract modification should be treated as a termination of the existing contract and creation of a new contract. The accounting for such a modification is fully prospective.

As a result of the contract modification, the transaction price has been redetermined and the discount rate used to compute the significant financing component has been reassessed as of May 1, 2021. Under IFRS 15, the significant financing component is recognized as a financing charge at each reporting period and grosses up the deferred revenue balance to recognize the significant financing element that is inherent in the contract. Discount rates are significantly lower than compared to when the original contract was initiated which has resulted in lower amortized revenues and lower interest accretion expense from the date of modification.

Effective May 1, 2021, the drawdown rate for the Peru stream agreement for gold was $762 per ounce and prior to May 1, 2021 the drawdown rate for gold was $990 per ounce (year ended December 31, 2020 - $976 per ounce). Effective May 1, 2021 the drawdown rate for the Peru stream agreement for silver was $15.64 per ounce and prior to May 1, 2021 the drawdown rate for silver was $21.86 per ounce (year ended December 31, 2020 - $21.52 per ounce).

As at December 31, 2021 Hudbay had mined and processed four million tonnes of ore from the Pampacancha deposit and, as such, Hudbay received an additional deposit payment of $4,000 in the fourth quarter of 2021.

49
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

The following table summarizes changes in deferred revenue:

Balance, January 1, 2020	$563,756
Amortization of deferred revenue
Liability drawdown	(67,263)
Variable consideration adjustments - prior periods	(6,668)
Accretion on streaming arrangements
Current year additions	60,362
Variable consideration adjustments - prior periods	(3,692)
Effects of changes in foreign exchange	189
Balance, December 31, 2020	$546,684
Amortization of deferred revenue
Liability drawdown	(71,519)
Variable consideration adjustments - prior periods	(1,617)
Accretion on streaming arrangements (note 5g)
Current year-to-date additions	42,060
Variable consideration adjustments - prior periods	594
Reclass of refund liability (note 14)	(5,424)
Stream deposit	4,000
Effects of changes in foreign exchange	548
Balance, December 31, 2021	$515,326

Consideration from the Company's stream agreement is considered variable. Gold and silver stream revenue can be subject to cumulative adjustments when the number of ounces to be delivered under the contract changes. As a result of changes in the Company's mineral reserve and resource estimate in the first quarter of 2021, the amortization rate by which deferred revenue is drawn down into income was adjusted and, as required, a current period catch up adjustment is made for all prior period stream revenues since the stream agreement inception date. This variable consideration adjustment resulted in an increase in revenue of $1,617 and an increase of finance expense of $594 for the year ended December 31, 2021.

During the year ended December 31, 2020, the Company recognized an adjustment to gold and silver revenue and finance costs due to a net increase in the Company's mineral reserve and resources estimates coupled with a change to the 777 mine plan. This variable consideration adjustment resulted in an increase in revenue of $6,668 and reversal of finance expense of $3,692 for the year ended December 31, 2020.

Deferred revenue is reflected in the consolidated balance sheets as follows:

	Dec. 31, 2021	Dec. 31, 2020
Current	$88,963	$102,782
Non-current	426,363	443,902
	$515,326	$546,684

50
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020
18. Environmental and other provisions
	Decommis-sioning, restoration and similar liabilities	Deferred share units (note 23a)	Restricted share units[1] (note 23a)	Performan-ce share units (note 23a)	Other[2]	Total
Balance, January 1, 2021	$343,132	$8,719	$10,449	$2,030	$1,144	$365,474
Net additional provisions made	172,023	1,233	5,523	2,993	9,182	190,954
Disbursements	(21,663)	(2,053)	(6,143)	-	(5)	(29,864)
Unwinding of discount (note 5g)	4,988	-	-	-	-	4,988
Effect of change in estimate to inflation rates[3]	(23,173)	-	-	-	-	(23,173)
Effect of change in discount rate	(9,982)	-	-	-	-	(9,982)
Effect of foreign exchange	2,475	(18)	316	(10)	(1)	2,762
Effect of change in share price	-	226	744	389	-	1,359
Balance, December 31, 2021	$467,800	$8,107	$10,889	$5,402	$10,320	$502,518

1 Certain amounts relating to the Arizona segment are capitalized.

2 Relates primarily to restructuring costs.

3 Represents changes in estimates of inflation rates applied to expected undiscounted cash flows.

Provisions are reflected in the consolidated balance sheets as follows:

December 31, 2021	Decommis-sioning, restoration and similar liabilities	Deferred share units (note 23a)	Restricted share units[1] (note 23a)	Performan-ce share units (note 23a)	Other	Total
Current (note 13)	$16,759	$8,107	$5,061	$4,622	$6,468	$41,017
Non-current	451,041	-	5,828	780	3,852	461,501
	$467,800	$8,107	$10,889	$5,402	$10,320	$502,518

	Decommis-sioning, restoration and similar liabilities	Deferred share units (note 23a)	Restricted share units[1] (note 23a)	Performan-ce share units (note 23a)	Other	Total
Balance, January 1, 2020	$302,116	$3,876	$5,477	$-	$2,956	$314,425
Net additional provisions made	5,868	1,628	3,642	1,257	15	12,410
Disbursements	(18,737)	(497)	(2,646)	-	(1,824)	(23,704)
Unwinding of discount (note 5g)	3,543	-	-	-	-	3,543
Effect of change in discount rate	43,180	-	-	-	-	43,180
Effect of foreign exchange	7,162	191	116	43	(3)	7,509
Effect of change in share price	-	3,521	3,860	730	-	8,111
Balance, December 31, 2020	$343,132	$8,719	$10,449	$2,030	$1,144	$365,474

1 Certain amounts relating to the Arizona segment are capitalized.

51
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

December 31, 2020	Decommis-sioning, restoration and similar liabilities	Deferred share units (note 23a)	Restricted share units[1] (note 23a)	Performan-ce share units (note 23a)	Other	Total
Current (note 13)	$20,308	$8,719	$4,648	$-	$-	$33,675
Non-current	322,824	-	5,801	2,030	1,144	331,799
	$343,132	$8,719	$10,449	$2,030	$1,144	$365,474

Decommissioning, restoration and similar liabilities are remeasured at each reporting date to reflect changes in discount rates, which can significantly affect the liabilities.

Decommissioning, restoration and similar liabilities ("DRO")

Hudbay's decommissioning, restoration and similar liabilities relate to the rehabilitation and closure of currently operating mines and metallurgical plants, development-phase properties and closed properties. The amount of the provision has been recorded based on estimates and assumptions that management believes are reasonable; however, actual decommissioning and restoration costs may differ from expectations.

DRO are remeasured at each reporting date to reflect changes in discount rates, exchange rates, and timing and extent of cash outflows which can significantly affect the liabilities. The amount of this provision has been recorded based on estimates and assumptions that management believes are reasonable; however, actual decommissioning and restoration costs may differ from expectations.

During the third quarter of 2021, following a comprehensive update to the Flin Flon closure plan, additional provisions were recognized to reflect higher estimates for closure activities in Flin Flon through to the year 2122. The increase in the environmental obligation resulted in a corresponding increase in the Flin Flon PP&E. However, as the closure of Flin Flon is expected to commence within 12 months, an impairment indicator was identified in the third and fourth quarter of 2021 which led to an impairment loss of $193,473 for the year ended December 31, 2021 (note 5h).

During the year ended December 31, 2021, additional provisions were recognized mostly as a result of the aforementioned impact in Flin Flon and changes to discount rates.

Hudbay's decommissioning and restoration liabilities relate mainly to its Manitoba operations. Management anticipates that most of the assets in Flin Flon will be placed on care and maintenance once mining activities are completed at the 777 mine in order to maintain optionality for restart should a new mine be found in the Flin Flon area. The majority of closure activities will occur once all mining activities in Manitoba are completed. These provisions also reflect estimated post-closure cash flows that extend to the year 2122 for ongoing monitoring and water treatment requirements. Management anticipates most decommissioning and restoration activities for the Constancia operation will occur from 2035 to 2070, which include ongoing monitoring and water treatment requirements.

These estimates have been discounted to their present value at rates ranging from 0.39% to 1.94% per annum (2020 - 0.12% to 1.65%), using pre-tax risk-free interest rates that reflect the estimated maturity of each specific liability.
52
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

19. Pension obligations

Hudbay maintains non-contributory and contributory defined benefit pension plans for certain of its employees.

The Company uses a December 31 measurement date for all of its plans. For Hudbay's significant plans, the most recent actuarial valuations filed for funding purposes were performed during 2021 using data as at December 31, 2020. For these plans, the next actuarial valuation required for funding purposes will be performed during 2022 using data as of December 31, 2021.

Movements in the present value of the defined benefit obligation in the current and previous years were as follows:

	Year ended
	Dec. 31, 2021	Dec. 31, 2020
Opening defined benefit obligation:	$240,354	$243,733
Current service costs	11,295	11,044
Past service cost (note 5e)	4,989	-
Interest cost	6,172	6,569
Benefits paid from plan	(22,546)	(35,384)
Benefits paid from employer	(866)	(1,317)
Participant contributions	34	48
Effects of movements in exchange rates	950	2,780
Remeasurement actuarial losses/(gains):
Arising from changes in demographic assumptions	1,498	(1,461)
Arising from changes in financial assumptions	(24,663)	16,967
Arising from experience adjustments	(848)	(2,625)
Closing defined benefit obligation	$216,369	$240,354

The defined benefit obligation closing balance, by member group, is as follows:

	Dec. 31, 2021	Dec. 31, 2020
Active members	$176,644	$211,861
Deferred members	2,538	2,198
Retired members	37,187	26,295
Closing defined benefit obligation	$216,369	$240,354

53
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

Movements in the fair value of the pension plan assets in the current and previous years were as follows:

	Year ended
	Dec. 31, 2021	Dec. 31, 2020
Opening fair value of plan assets:	$203,486	$202,119
Interest income	5,387	5,695
Remeasurement adjustment:
(Loss) return on plan assets (excluding amounts included in net interest expense)	(306)	15,377
Contributions from the employer	12,750	12,987
Employer direct benefit payments	866	1,317
Contributions from plan participants	34	48
Benefit payment from employer	(866)	(1,317)
Administrative expenses paid from plan assets	(83)	(77)
Benefits paid	(22,546)	(35,384)
Effects of changes in foreign exchange rates	923	2,721
Closing fair value of plan assets	$199,645	$203,486

The amount included in the consolidated balance sheets arising from the entity's obligation in respect of its defined benefit plans is as follows:

	Dec. 31, 2021	Dec. 31, 2020
Present value of funded defined benefit obligation	$197,546	$220,210
Fair value of plan assets	(199,645)	(203,486)
Present value of unfunded defined benefit obligation	18,823	20,144
Net liability arising from defined benefit obligation	$16,724	$36,868

Reflected in the consolidated balance sheets as follows:

	Dec. 31, 2021	Dec. 31, 2020
Pension obligation - current (note 13)	$10,472	$13,552
Pension obligation - non-current	6,252	23,316
Total pension obligation	$16,724	$36,868

54
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

Pension expense is as follows:

	Dec. 31, 2021	Dec. 31, 2020
Service costs:
Current service cost	$11,295	$11,044
Past service cost	4,989	-
Total service cost	16,284	11,044
Net interest expense	785	874
Administration cost	83	77
Defined benefit pension expense	$17,152	$11,995

Defined contribution pension expense	$2,061	$1,791

Remeasurement on the net defined benefit liability:

	Dec. 31, 2021	Dec. 31, 2020
Loss (return) on plan assets (excluding amounts included in net interest expense)	$306	$(15,377)
Actuarial losses (gains) arising from changes in demographic assumptions	1,498	(1,461)
Actuarial (gains) losses arising from changes in financial assumptions	(24,663)	16,967
Actuarial gains arising from experience adjustments	(848)	(2,625)
Defined benefit gain related to remeasurement	$(23,707)	$(2,496)

Total pension cost	$(4,494)	$11,290

Pension amounts recognized include those directly related to production of inventory; such amounts are recognized initially as costs of inventory and are expensed in the consolidated income statements within cost of sales upon sale of the inventory.

The current service cost, the interest cost and administration cost for the year are included in the employee benefits expense. The remeasurement of the net defined benefit liability is included in OCI.

55
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

The defined benefit pension plans typically expose Hudbay to actuarial risks such as: investment risk, interest rate risk, longevity risk and salary risk.

Investment risk

The present value of the liabilities for the defined benefit plans is calculated using a discount rate determined by reference to high quality corporate bond yields; if the return on plan assets is below this rate, it will create a plan deficit. Hudbay's primary quantitative investment objectives are maximization of the long term real rate of return, subject to an acceptable degree of investment risk and preservation of principal. Risk tolerance is established through consideration of several factors including past performance, current market condition and the funded status of the plan.

Interest risk	A decrease in the bond interest rate will increase the pension plan liabilities; however, this will be partially offset by an increase in the return on the plan's debt investments.
Longevity risk

The present value of the defined benefit plans liabilities is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the pension plans liabilities.

Salary risk

The present value of the defined benefit plans liabilities for some of the pension plans is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the plans' liabilities.

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	2021	2020
Defined benefit cost:
Discount rate - benefit obligations	2.54%	3.08%
Discount rate - service cost	2.66%	3.10%
Expected rate of salary increase[1]	2.75%	2.75%
Average longevity at retirement age for current pensioners (years)[2] :
Males	20.3	20.3
Females	23.7	23.7
Defined benefit obligation:
Discount rate	3.09%	2.54%
Expected rate of salary increase[1]	2.75%	2.75%
Average longevity at retirement age for current pensioners (years)[2] :
Males	20.4	20.3
Females	23.7	23.7
Average longevity at retirement age for current employees (future pensioners) (years)[2] :
Males	22.2	22.2
Females	25.4	25.4
[1] Plus merit and promotional scale based on member's age
[2] Revised retirement pension plan only - CPM2014 Priv with MI-2017 projection scale with loading of 1.25 and 1.15 for males and females

56
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

Hudbay reviews the assumptions used to measure pension costs (including the discount rate) on an annual basis. Economic and market conditions at the measurement date affect these assumptions from year to year. In determining the discount rate, Hudbay considers the duration of the pension plan liabilities.

Significant actuarial assumptions for the determination of the defined benefit obligation are discount rate, expected salary increase and mortality. The sensitivity analysis below has been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting periods, while holding other assumptions constant:

- If the discount rate is 50 basis points higher (lower), the defined benefit obligation would decrease by $18,774 (increase by $21,539).

- If the expected salary growth increases (decreases) by 1%, the defined benefit obligation would increase by $2,824 (decrease $2,522).

- If the life expectancy increases (decreases) by one year for both men and women, the defined benefit obligation would increase by $1,795 (decrease by $1,847).

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

Furthermore, in presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognized in the consolidated balance sheets.

The Company's main pension plans are registered federally with the Office of the Superintendent of Financial Institution and with the Canada Revenue Agency. The registered pension plans are governed in accordance with the Pension Benefits Standards Act and the Income Tax Act. The sponsor contributes the amount needed to maintain adequate funding as dictated by the prevailing regulations.

Expected employer contribution to the pension plans for the fiscal year ending December 31, 2021 is $12,477.

The average duration of the pension obligation at December 31, 2021 is 19.2 years (2020 - 21.2 years). This number can be broken down as follows:

- Active members: 21.0 years (2020: 22.3 years)

- Deferred members: 23.5 years (2020: 21.9 years)

- Retired members: 10.0 years (2020: 12.0 years)

Asset-Liability-Matching studies are performed periodically to analyze the investment policies in terms of risk and-return profiles.

The pension plans do not invest directly in either securities or property/real estate of the Company.

With the exception of fixed income investments and certain equity instruments, the plan assets are actively managed by investment managers, with the goal of attaining returns that potentially outperform passively managed investments. Within appropriate limits, the actual composition of the invested funds may vary from the prescribed investment mix.

57
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

The following is a summary of the fair value classification levels for investment:

December 31, 2021	Level 1	Level 2	Level 3	Total
Investments:
Money market instruments	$2,045	$-	$-	$2,045
Pooled equity funds	78,092	-	-	78,092
Pooled fixed income funds	-	97,229	-	97,229
Alternative investment funds	-	21,983	-	21,983
Balanced funds	-	296	-	296
	$80,137	$119,508	$-	$199,645

December 31, 2020	Level 1	Level 2	Level 3	Total
Investments:
Money market instruments	$4,766	$-	$-	$4,766
Pooled equity funds	68,926	-	-	68,926
Pooled fixed income funds	-	98,922	-	98,922
Alternative investment funds	-	30,323	-	30,323
Balanced funds	-	549	-	549
	$73,692	$129,794	$-	$203,486

58
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

20. Other employee benefits

Hudbay sponsors both other long-term employee benefit plans and non-pension post-employment benefits plans and uses a December 31 measurement date. These obligations relate mainly to commitments for post-retirement health benefits. Information about Hudbay's post-employment and other long-term employee benefits is as follows:

Movements in the present value of the defined benefit obligation in the current and previous years were:

	Year ended
	Dec. 31, 2021	Dec. 31, 2020
Opening defined benefit obligation	$129,616	$116,696
Current service cost[1]	3,861	4,140
Past service cost	134	-
Interest cost	3,531	3,478
Effects of movements in exchange rates	639	2,423
Remeasurement actuarial losses/(gains):
Arising from changes in demographic assumptions	2,601	(4,460)
Arising from changes in financial assumptions	(7,309)	10,043
Arising from experience adjustments	(1,034)	(489)
Benefits paid	(3,196)	(2,215)
Closing defined benefit obligation	$128,843	$129,616

1 Includes remeasurement of other long term employee benefits

The defined benefit obligation closing balance, by group member, is as follows:

	Dec. 31, 2021	Dec. 31, 2020
Active members	$57,775	$68,983
Inactive members	71,068	60,633
Closing defined benefit obligation	$128,843	$129,616

Movements in the fair value of defined benefit amounts in the current and previous years were as follows:

	Dec. 31, 2021	Dec. 31, 2020
Employer contributions	$3,196	$2,215
Benefits paid	(3,196)	(2,215)
Closing fair value of assets	$-	$-

The non-pension employee benefit plan obligations are unfunded.

59
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

Reconciliation of assets and liabilities recognized in the consolidated balance sheets:

	Dec. 31, 2021	Dec. 31, 2020
Unfunded benefit obligation	$128,843	$129,616
Vacation accrual and other - non-current	3,275	3,046
Net liability	$132,118	$132,662

Reflected in the consolidated balance sheets as follows:

	Dec. 31, 2021	Dec. 31, 2020
Other employee benefits liability - current (note 13)	$3,530	$3,154
Other employee benefits liability - non-current	128,588	129,508
Net liability	$132,118	$132,662

Other employee future benefit expense includes the following:

	Dec. 31, 2021	Dec. 31, 2020
Current service cost [1]	$3,995	$4,140
Net interest cost	3,531	3,478
Components recognized in consolidated income statements	$7,526	$7,618

1 Includes remeasurement of other long term employee benefit

	Dec. 31, 2021	Dec. 31, 2020
Remeasurement on the net defined benefit liability:
Actuarial losses/(gains) arising from changes in demographic assumptions	$2,601	$(4,460)
Actuarial (gains)/losses arising from changes in financial assumptions	(7,309)	10,043
Actuarial gains arising from changes experience adjustments	(1,034)	(489)
Components recognized in statements of comprehensive income	$(5,742)	$5,094
Total other employee future benefit cost	$1,784	$12,712

Other employee benefit amounts recognized include those directly related to production of inventory; such amounts are recognized initially as costs of inventory and are expensed in the consolidated income statements within cost of sales upon sale of the inventory.

60
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020
	Dec. 31, 2021	Dec. 31, 2020
Defined benefit cost:
Discount rate	2.76%	3.17%
Initial weighted average health care trend rate	5.66%	5.68%
Ultimate weighted average health care trend rate	4.00%	4.00%
Average longevity at retirement age for current pensioners (years)[1] :
Males	20.3	21.2
Females	23.7	23.9

	Dec. 31, 2021	Dec. 31, 2020
Defined benefit obligation:
Discount rate	3.30%	2.76%
Initial weighted average health care trend rate	6.00%	5.66%
Ultimate weighted average health care trend rate	4.00%	4.00%
Average longevity at retirement age for current pensioners (years)[1] :
Males	20.4	20.3
Females	23.7	23.7
Average longevity at retirement age for current employees (future pensioners) (years)[1] :
Males	22.3	22.2
Females	25.4	25.4

1 CPM2014 Priv with CPM-B projection scale

Hudbay reviews the assumptions used to measure other employee benefit costs (including the discount rate) on an annual basis.

The other employee benefit costs typically expose Hudbay to actuarial risks such as: interest rate risk, health care cost inflation risk and longevity risk.

Interest risk	A decrease in the bond interest rate will increase the plan liabilities.
Health care cost inflation risk	The majority of the plan's benefit obligations are linked to health care cost inflation and higher inflation will lead to higher liabilities.
Longevity risk	The majority of the plans' benefit liability is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the plans liabilities. This is particularly significant for benefits subject to health care cost inflation where increases in inflation result in higher sensitivity to changes in life expectancy.

61
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding other assumptions constant:

- If the discount rate is 50 basis points higher (lower), the defined benefit obligation would decrease by $11,124 (increase by $12,821).

- If the health care cost assumption increases (decreases) by 1%, the defined benefit obligation would increase by $25,894 (decrease by $19,987).

- If the life expectancy increases (decreases) by one year for both men and women, the defined benefit obligations would increase by $5,088 (decrease by $5,147).

The average duration of the non-pension post-employment obligation at December 31, 2021 is 18.6 years (2020: 19.4 years).

This number can be broken down as follows:

- Active members: 25.4 years (2020: 24.6 years)

- Inactive members: 13.2 years (2020: 13.6 years)

21. Income and mining taxes

(a) Tax recoveries:

The tax expense (recoveries) is applicable as follows:

	Year ended December 31,
	2021	2020
Current:
Income taxes	$25,570	$4,458
Mining taxes	20,830	4,671
Adjustments in respect of prior years	-	(398)
	46,400	8,731
Deferred:
Income tax recoveries - origination, revaluation and/or reversal of temporary differences	(17,772)	(39,411)
Mining tax expense (recoveries) - origination, revaluation and/or reversal of temporary difference	4,235	(3,331)
Adjustments in respect of prior years	8,744	(494)
	(4,793)	(43,236)
	$41,607	$(34,505)

Adjustments in respect of prior years refers to amounts changing due to the filing of tax returns and assessments from government authorities as well as any change identified that would result in a difference to our current or deferred tax balances as reported in the prior fiscal year end.

62
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

(b) Deferred tax assets and liabilities as represented on the consolidated balance sheets:

	Dec. 31, 2021	Dec. 31, 2020
Deferred income tax asset	$133,584	$94,070
Deferred mining tax asset	-	7,829
	133,584	101,899

Deferred income tax liability	(249,638)	(220,568)
Deferred mining tax liability	(12,126)	(8,865)
	(261,764)	(229,433)
Net deferred tax liability balance, end of year	$(128,180)	$(127,534)

(c) Changes in deferred tax assets and liabilities:

	Year ended Dec. 31, 2021	Year ended Dec. 31, 2020
Net deferred tax liability balance, beginning of year	$(127,534)	$(167,882)
Deferred tax expense	4,793	43,236
OCI transactions	(5,474)	(759)
Foreign currency translation on the deferred tax liability	35	(2,129)
Net deferred tax liability balance, end of year	$(128,180)	$(127,534)
63
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

(d) Reconciliation to statutory tax rate:

As a result of its mining operations, the Company is subject to both income and mining taxes. Generally, most expenditures incurred are deductible in computing income tax, whereas mining tax legislation, although based on a measure of profitability from carrying on mining operations, is more restrictive in respect of the deductions permitted in computing income subject to mining tax. These restrictions include costs unrelated to mining operations as well as deductions for financing expenses, such as interest and royalties. In addition, income unrelated to carrying on mining operations is not subject to mining tax.

A reconciliation between tax expense and the product of accounting profit multiplied by the Company's statutory income tax rate for the years ended December 31, 2021 and 2020 is as follows:

	Year ended December 31,
	2021	2020
Statutory tax rate	26.4%	26.3%

Tax recovery at statutory rate	$(53,526)	$(47,047)
Effect of:
Deductions related to mining taxes	(5,491)	(1,369)
Adjusted income taxes	(59,017)	(48,416)
Mining tax expense	32,034	1,291
	(26,983)	(47,125)

Permanent differences related to:
Capital items	716	(160)
Other income tax permanent differences	2,775	(1,165)
Impact of remeasurement on decommissioning liability	33,731	7,094
Temporary income tax differences not recognized	4,483	1,100
Impact related to differences in tax rates in foreign operations	21,201	5,534
Impact of changes to statutory tax rates	(706)	2,412
Foreign exchange on non-monetary items	4,593	(3,628)
Impact related to tax assessments and tax return amendments	1,797	1,433
Tax expense (recovery)	$41,607	$(34,505)
64
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

(e) Income tax effect of temporary differences - recognized:

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2021 and 2020 are as follows:

	Balance sheet
	Dec. 31, 2021	Dec. 31, 2020
Deferred income tax (liability) asset
Property, plant and equipment	$(40,491)	$(88,368)
Pension obligation	4,369	9,467
Other employee benefits	27,191	25,687
Decommissioning and restoration obligation	29,870	37,902
Non-capital losses	93,892	110,374
Share issuance and debt cost	17,984	8,972
Embedded derivative (prepayment option)	-	(13,137)
Deferred revenue	1,661	(809)
Other	(892)	3,982
Deferred income tax asset	133,584	94,070

Deferred income tax liability (asset)
Property, plant and equipment	322,325	292,858
Other employee benefits	(654)	203
Asset retirement obligations	(9,609)	(1,588)
Non-capital losses	(58,777)	(78,607)
Other	(3,647)	7,702
Deferred income tax liability	249,638	220,568

Deferred income tax liability	$(116,054)	$(126,498)

The above reconciling items are disclosed at the tax rates that apply in the jurisdiction where they have arisen.

(f) Income tax temporary differences - not recognized:

The Company has not recognized a deferred tax asset on $23.5 million of non-capital losses (December 31, 2020 - $115.9 million), $170.8 million of capital losses (December 31, 2020 - $166.2 million) and $586.8 million (December 31, 2020 - $291.9 million) of other deductible temporary differences since the realization of any related tax benefit through future taxable profits is not probable. The capital losses have no expiry dates and the other deductible temporary differences do not expire under current tax legislation.

The Canadian non-capital losses were incurred between 2006 and 2021 and have a twenty-year carry forward period. The United States net operating losses were incurred between 2004 and 2021 and have a twenty-year carry forward period. Peruvian net operating losses were incurred in 2021 and may be carried forward and set off against 50% of future profits without any time restrictions.

65
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

(g) Mining tax effect of temporary differences:

The tax effects of temporary differences that give rise to significant portions of the deferred mining tax assets and liabilities at December 31, 2021 and 2020 are as follows:

Canada	Dec. 31, 2021	Dec. 31, 2020
Property, plant and equipment	$(278)	$7,829

Peru	Dec. 31, 2021	Dec. 31, 2020
Property, plant and equipment	$(11,848)	$(8,865)

For the year ended December 31, 2021, Hudbay had unrecognized deferred mining tax assets of approximately $18,159 (December 31, 2020 - $7,544).

(h) Unrecognized taxable temporary differences associated with investments:

There are no taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, for which a deferred tax liability has not been recognized.

(i) Taxes receivable/payable:

The timing of payments results in significant variances in period-to-period comparisons of the tax receivable and tax payable balances.

(j) Other disclosure:

The tax rules and regulations applicable to mining companies are highly complex and subject to interpretation. The Company may be subject in the future to a review of its historic income and other tax filings and, in connection with such reviews, disputes can arise with tax authorities over the interpretation or application of certain tax rules and regulations in respect of the Company's business. These reviews may alter the timing or amount of taxable income or deductions. The amount ultimately reassessed upon resolution of issues raised may differ from the amount accrued.
66
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

22. Share capital

(a) Preference shares:

Authorized: Unlimited preference shares without par value.

Issued and fully paid: Nil.

(b) Common shares:

Authorized: Unlimited common shares without par value.

Issued and fully paid:

	Year ended December 31, 2021		Year ended Dec. 31, 2020
	Common shares	Amount	Common shares	Amount
Balance, beginning of year	261,272,151	$1,777,340	261,272,151	$1,777,340
Exercise of options	326,161	1,508	—	—
Balance, end of year	261,598,312	$1,778,848	261,272,151	$1,777,340

During the year ended December 31, 2021, the Company declared two semi-annual dividends of C$0.01 per share each. The Company paid $2,090 and $2,056 in dividends on March 26, 2021 and September 24, 2021 to shareholders of record as of March 9, 2021 and September 3, 2021.

During the year ended December 31, 2020, the Company paid $1,804 and $1,979 in dividends on March 27, 2020 and September 25, 2020 to shareholders of record as of March 10, 2020 and September 4, 2020.

23. Share-based compensation

(a) Cash-settled share-based compensation:

Hudbay has three cash-settled share-based compensation plans, as described below.

Deferred Share Units (DSU)

At December 31, 2021, the carrying amount and the intrinsic value of the outstanding liability related to the DSU plan was $8,107 (December 31, 2020 - $8,719) (note 18). The following table outlines information related to DSUs granted, expenses recognized and payments made during the year.

	Year ended
	Dec. 31, 2021	Dec. 31, 2020
Granted during the year:
Number of units	173,929	465,889
Weighted average price (C$/unit)	$8.85	$4.10
Expenses recognized during the year[1] (notes 5d)	$1,459	$5,149
Payments made during the year (note 18)	$2,053	$497

1 This expense relates to the grant of DSUs, as well as mark-to-market adjustments, and is presented within selling and administrative expenses on the consolidated income statements.

67
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

Restricted Share Units (RSU)

RSUs granted under the LTEP Plan may be settled in the form of Hudbay common shares or, at the option of the Company, the cash equivalent based on the market price of the common shares as of the vesting date. RSUs may also be granted under Hudbay's Share Unit Plan, however; the RSUs granted under the Share Unit Plan may only be settled in cash. Hudbay has historically settled all RSUs in cash. The Company has determined that the appropriate accounting treatment is to classify the RSUs as cash settled transactions.

At December 31, 2021, the carrying amount of the outstanding liability related to the RSU plan was $10,889 (December 31, 2020 - $10,449) (note 18). The following table outlines information related to RSUs granted, expenses recognized and payments made in the year.

	Year ended
	Dec. 31, 2021	Dec. 31, 2020
Number of units, beginning of year	2,940,337	2,223,999
Number of units granted during the year	515,727	1,388,786
Credits for dividends	6,949	17,587
Number of units forfeited during the year	(133,804)	(44,678)
Number of units vested	(844,349)	(645,357)
Number of units, end of year [1]	2,484,860	2,940,337
Weighted average price - granted (C$/unit)	$10.42	$3.98
Expenses recognized during the year[2] (note 5d)	$5,385	$6,750
Payments made during the year (note 18)	$6,143	$2,646

1 Includes 778,224 and 738,002 units that have vested; however, are unreleased and unpaid as of December 31, 2021 and December 31, 2020 respectively.

2 This net expense reflects recognition of RSU expense over the service period, as well as mark-to-market adjustments, and is presented mainly within cost of sales and selling and administrative expenses. Certain amounts related to the Arizona segment are capitalized.

68
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

Performance Share Units (PSU)

PSUs granted under the LTEP Plan may be settled in the form of Hudbay common shares or, at the option of the Company, the cash equivalent based on the market price of the common shares as of the vesting date. Hudbay has historically settled similar share-based compensation units in cash. The Company has determined that the appropriate accounting treatment is to classify the PSUs as cash settled transactions. The PSUs contain a performance based multiplier element which will be computed upon vesting.

At December 31, 2021, the carrying amount of the outstanding liability related to PSU plan was $5,402 (December 31, 2020 - $2,030) (note 18). The following table outlines information related to PSUs granted, expenses recognized and payments made in the year.

	Year ended
	Dec. 31, 2021	Dec. 31, 2020
Number of units, beginning of year	1,095,615	-
Number of units granted during the year	406,656	1,089,569
Credits for dividends	3,960	6,046
Number of units, end of year	1,506,231	1,095,615
Weighted average price - granted (C$/unit)	$10.42	$3.97
Expenses recognized during the year (note 5d)	$3,382	$1,987
Payments made during the year (note 18)	$-	$-

(b) Equity-settled share-based compensation - stock options:

The Company's stock option plan was approved in June 2005 and amended in May 2008 (the "Plan"). Under the amended Plan, the Company may grant to employees, officers, directors or consultants of the Company or its affiliates options to purchase up to a maximum of 13 million common shares of Hudbay. The Company has determined that the appropriate accounting treatment is to classify the stock options as equity settled transactions.

During the year ended December 31, 2021, the Company granted 509,385 stock options (year ended December 31, 2020 - 1,581,385).

The following table outlines the changes in the number of stock options outstanding:

	Year ended		Year ended
	Dec. 31, 2021		Dec. 31, 2020
	Number of shares subject to option	Weighted-average exercise price C$	Number of shares subject to option	Weighted average exercise price C$
Balance, beginning of year	1,563,189	$3.77	-
Number of units granted during the year	509,385	$10.42	1,581,385	$3.77
Exercised	(326,161)	$3.76	-	$-
Forfeited	(87,125)	$5.79	(18,196)	$3.76
Balance, end of year	1,659,288	$5.71	1,563,189	$3.77

69
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

The following table presents the weighted average fair value assumptions used in the Black-Scholes valuation of these options:

For options granted during the year ended	Dec. 31, 2021	Dec. 31, 2020
Weighted average share price at grant date (CAD)	$10.42	$3.77
Risk-free rate	1.02%	1.14%
Expected dividend yield	0.2%	0.5%
Expected stock price volatility (based on historical volatility)	60.5%	57.0%
Expected life of option (months)	84	84
Weighted average per share fair value of stock options granted (CAD)	$6.06	$2.02

The following table outlines stock options outstanding and exercisable:

Dec. 31, 2021
Range of exercise prices C$	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price C$	Number of options exercisable	Weighted average share price at exercise date C$
$3.76 - $3.92	1,176,399	5.15	$3.78	191,651	$3.79
$10.42 - $10.42	482,889	6.15	$10.42	-	$-

Dec. 31, 2020
Range of exercise prices C$	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price C$	Number of options exercisable	Weighted average share price at exercise date C$
$3.76 - $3.92	1,156,189	6.15	$3.77	-	$-

Hudbay estimates expected life of options and expected volatility based on historical data, which may differ from actual outcomes.
70
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

24. Earnings per share

	Year ended
	Dec. 31, 2021	Dec. 31, 2020
Basic and diluted weighted average common shares outstanding	261,462,323	261,272,151

For periods where Hudbay records a loss, Hudbay calculates diluted loss per share using the basic weighted average number of shares. If the diluted weighted average number of shares were used, the result would be a reduction in the loss, which would be anti-dilutive.

The determination of the diluted weighted-average number of common shares excludes the impact of 640,089 weighted-average stock options outstanding that were anti-dilutive for the year ended December 31, 2021 (year ended December 31, 2020 - 1,292,840) as the Company recorded a loss in the financial periods being reported. For the year ended December 31, 2021, Hudbay calculated diluted loss per share using 261,462,323 (for the year ended December 31, 2020 - 261,272,151 common shares).

25.     Capital management

The Company's definition of capital includes total equity and long-term debt. Hudbay's long-term debt balance as at December 31, 2021 was $1,180,274 (December 31, 2020 - $1,135,675).

The Company's objectives when managing capital are to maintain a strong capital base in order to:

-      Advance Hudbay's corporate strategies to create long-term value for its stakeholders; and,

-      Sustain Hudbay's operations and growth throughout metals and materials cycles.

Hudbay monitors its capital and capital structure on an ongoing basis to ensure they are sufficient to achieve the Company's short-term and long-term strategic objectives in a capital intensive industry. Hudbay faces several risks, including volatile metals prices, access to capital, and risk of delays and cost escalation associated with major capital projects. The Company continually assesses the adequacy of its capital structure to ensure its objectives are met. Hudbay monitors its cash and cash equivalents, which were $270,989 as at December 31, 2021 (2020 - $439,135), together with availability under its committed credit facilities. Hudbay invests its cash and cash equivalents primarily in Canadian bankers' acceptances, deposits at major Canadian and Peruvian banks, or treasury bills issued by the federal or provincial governments. In addition to the requirement to maintain sufficient cash balances to fund continuing operations, Hudbay must maintain sufficient cash to fund the interest expense on the long-term debt outstanding (note 16). As part of the Company's capital management activities, Hudbay monitors interest coverage ratios and leverage ratios.
71
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

26. Financial instruments

(a)     Fair value and carrying value of financial instruments:

The following presents the fair value ("FV") and carrying value ("CV") of Hudbay's financial instruments and non-financial derivatives:

	Dec. 31, 2021		Dec. 31, 2020
	FV	CV	FV	CV
Financial assets at amortized cost
Cash[1]	$270,989	$270,989	$439,135	$439,135
Restricted cash[1]	437	437	337	337
Fair value through profit or loss
Trade and other receivables 1, [2,3]	172,890	172,890	114,381	114,381
Non-hedge derivative assets [4]	7,430	7,430	2,736	2,736
Investments [5]	11,158	11,158	15,669	15,669
Total financial assets	$462,904	$462,904	$572,258	$572,258
Financial liabilities at amortized cost
Trade and other payables1, [2]	189,179	189,179	209,413	209,413
Deferred Rosemont acquisition consideration [8]	27,518	27,518	25,961	25,961
Agreements with communities [6]	33,947	36,273	41,912	40,787
Wheaton refund liability[10]	5,424	5,424	-	-
Senior unsecured notes [7]	1,239,018	1,185,805	1,277,124	1,139,695
Fair value through profit or loss
Gold prepayment liability [9]	140,008	140,008	137,031	137,031
Non-hedge derivative liabilities [4]	12,451	12,451	15,312	15,312
Total financial liabilities	$1,647,545	$1,596,658	$1,706,753	$1,568,199

1 Cash, restricted cash, trade and other receivables and trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.

2 Excludes tax and other statutory amounts.

3 Trade and other receivables contain receivables including provisionally priced receivables classified as FVTPL and various other items at amortized cost. The fair value of provisionally priced receivables is determined using forward metals prices which is a level 2 valuation method.

4 Derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices, currency exchange rates, and discount factors based on market US dollar interest rates adjusted for credit risk.

5 All investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares.

6 These financial liabilities relate to agreements with communities near the Constancia project in Peru (note 14). Fair values have been determined using a discounted cash flow analysis based on expected cash flows and a credit adjusted discount rate.

7 Fair value of the senior unsecured notes (note 16) has been determined using the quoted market price at the period end. Fair value incorporates the fair value of the prepayment option embedded derivative. The carrying value of this embedded derivative is at FVTPL (2021: nil; 2020: $49,754) and has been determined using a binomial tree/lattice approach based on the Hull-White single factor interest rate term structure model.

8 Discounted value based on a risk adjusted discount rate.

9 The gold prepayment liability (note 14) is designated as fair value through profit or loss under the fair value option. Gains and losses related to the Company's own credit risk have been recorded at fair value through other comprehensive income. The fair value adjustment recorded in other comprehensive income for the year ended December 31, 2021 was a loss of $2,684 (year ended December 31, 2020 was a loss of $1,885).
10 Discounted value based on a market rate at inception of the applicable Wheaton contract (note 17).

72
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

- Level 1: Quoted prices in active markets for identical assets or liabilities;

- Level 2: Valuation techniques use significant observable inputs, either directly or indirectly, or valuations are based on quoted prices for similar instruments; and,

-            Level 3: Valuation techniques use significant inputs that are not based on observable market data.

December 31, 2021	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Non-hedge derivatives	$-	$7,430	$-	$7,430
Investments	11,158	-	-	11,158
	$11,158	$7,430	$-	$18,588
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Non-hedge derivatives	$-	$12,451	$-	$12,451
Gold prepayment liability	-	140,008	-	140,008
Financial liabilities at amortized cost:
Agreements with communities	-	-	33,947	33,947
Wheaton refund liability	-	-	5,424	5,424
Senior unsecured notes	1,239,018	-	-	1,239,018
	$1,239,018	$152,459	$39,371	$1,430,848
December 31, 2020	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Non-hedge derivatives	$-	$2,736	$-	$2,736
Investments	15,669	-	-	15,669
	$15,669	$2,736	$-	$18,405
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Non-hedge derivatives	$-	$15,312	$-	$15,312
Gold prepayment liability	-	137,031	-	137,031
Financial liabilities at amortized cost:
Agreements with communities	-	-	41,912	41,912
Senior unsecured notes	1,277,124	-	-	1,277,124
	$1,277,124	$152,343	$41,912	$1,471,379

73
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

The Company's policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the year ended December 31, 2021 and year ended December 31, 2020, Hudbay did not make any such transfers.

The following valuation techniques are used for instruments categorized in Levels 2 and 3:

- Non-hedge derivatives (Level 2) - These contracts have been fair valued using observable forward commodity prices corresponding to the maturity of the contract.

- Gold prepayment liability (Level 2) - This contract have been fair valued using observable gold forward prices corresponding to the delivery date of gold ounces in the contract along with an estimate of credit risk for similar instruments.

- Agreements with communities (Level 3) - These contracts have been fair valued using an applicable credit-risk adjusted discount rate and foreign exchange rates.

- Wheaton refund liability (Level 3) - This liability has been fair valued using 777 reserve and resources estimates which management believes will be converted to reserves, future commodity price estimates, estimated timing of deliveries of precious metals to Wheaton and a 9.0% discount rate inherent in the original stream agreement.

Reasonable changes to inputs of financial instruments categorized as Level 3 were insignificant.

(b) Derivatives and hedging:

Copper fixed for floating swaps

Hudbay enters into copper fixed for floating swaps in order to manage the risk associated with provisional pricing terms in copper concentrate sales agreements. As at December 31, 2021, Hudbay had 72.8 million pounds of net copper swaps outstanding at an effective average price of $4.34/lb and settling across January to April 2022. As at December 31, 2020, Hudbay had 43.4 million pounds of net copper swaps outstanding at an effective average price of $3.22/lb and settling across January to April 2021. The aggregate fair value of the transactions at December 31, 2021 was a liability of $5,440 (December 31, 2020 - a liability position of $13,198).

Transactions involving derivatives are with large multi-national financial institutions that Hudbay believes to be credit worthy.

Non-hedge derivative zinc contracts

Hudbay enters into future dated fixed price sales contracts with zinc customers and, to ensure that the Company continues to receive a floating or unhedged realized zinc price, Hudbay enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts. At December 31, 2021, Hudbay held contracts for forward zinc purchased of 3.1 million pounds (December 31, 2020 - 3.5 million pounds) that related to forward customer sales of zinc. Prices range from $1.44/lb to $1.52/lb (December 31, 2020 - $0.87/lb to $1.30/lb) and settlement dates extend to June 2022. The aggregate fair value of the transactions at December 31, 2021 was a net asset position of $419 (December 31, 2020 - a net asset position of $622).

(c) Provisionally priced receivables

Changes in fair value of provisionally priced receivables

Hudbay records changes in fair value of provisionally priced receivables related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotation period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

74
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

Changes in fair value of provisionally priced receivables are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked-to-market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in revenue for sales contracts and in inventory or cost of sales for purchase concentrate contracts. Cash flows related to changes in fair value of provisionally priced receivables are classified in operating activities.

As at December 31, 2021 and December 31, 2020, Hudbay's net position consisted of contracts awaiting final pricing which are as indicated below:

Metal in concentrate		Sales awaiting final pricing		Average YTD price ($/unit)
	Unit	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
Copper	pounds (in thousands)	75,681	47,901	4.42	3.52
Gold	oz	27,304	18,106	1,828	1,894
Silver	oz	125,800	123,380	23.33	26.35

The aggregate fair value of provisionally priced receivables within the copper and zinc concentrate sales contracts at December 31, 2021, was an asset position of $6,500 (December 31, 2020 - an asset position of $21,295).

(d) Embedded derivatives

Prepayment option embedded derivative

The senior unsecured notes (note 16) may contain prepayment options, which represent embedded derivatives that may require bifurcation from the host contract. When bifurcation is required, the embedded derivatives are measured at fair value, with changes in the fair value being recognized as change in fair value of financial instruments on the consolidated income statements (note 5g). Neither the 2026 Notes nor the 2029 Notes contain embedded derivatives that require bifurcation from the host contract. The fair value of the embedded derivative at December 31, 2021 was nil (December 31, 2020 - $49,754).

(e) Other financial liabilities

Gold prepayment liability

The gold prepayment liability (note 14) requires settlement by physical delivery of gold ounces or equivalent gold credits. The fair value of the financial liability at December 31, 2021 was a liability of $140,008 (December 31, 2020 - $137,031).

(f) Financial risk management

Hudbay's financial risk management activities are governed by Board-approved policies addressing risk identification, hedging authorization procedures and limits and reporting. The Company's policy objective, when hedging activities are undertaken, is to reduce the volatility of future profit and cash flow within the strategic and economic goals of Hudbay. From time to time, the Company employs derivative financial instruments, including forward and option contracts, to manage risk originating from exposures to commodity price risk, foreign exchange risk and interest rate risk. Significant derivative transactions are approved by the Board of Directors, and hedge accounting is applied when certain criteria have been met. Hudbay does not use derivative financial instruments for trading or speculation purposes. The following is a discussion of the Company's risk exposures.

75
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

(i) Market risk

Market risk is the risk that changes in market prices, including foreign exchange rates, commodity prices, share prices, and interest rates will cause fluctuations in the fair value or future cash flows of a financial instrument.

Foreign currency risk

Hudbay's primary exposure to foreign currency risk arises from:

- Translation of Canadian dollar denominated costs and, to a lesser extent, Peruvian soles cost into US dollars. Substantially all of the Company's revenue are denominated in US dollars, while the majority of its operating costs are denominated in either the Canadian dollar or Peruvian sol. Generally, with gross profit, appreciation of the US dollar relative to the Canadian dollar will increase Hudbay's profit.

- Translation of foreign currency denominated cash and cash equivalents, trade and other receivables, trade and other payables, as well as other financial liabilities. Appreciation of the US dollar relative to a foreign currency will decrease the net asset value of these balances once they have been translated to US dollars, resulting in foreign currency translation losses on foreign currency denominated assets and gains on foreign currency denominated liabilities.

The Manitoba segment's primary financial instrument foreign currency exposure is on US denominated cash and cash equivalents, trade and other receivables and other financial liabilities. The Peru segment's primary financial instrument foreign currency exposure is on Peruvian soles cash and cash equivalents, trade and other payables and other financial liabilities.

The Company's exposure to foreign currency risk was as follows based on notional financial instrument amounts stated in US equivalent dollars:

	Dec. 31, 2021			Dec. 31, 2020
	CAD[1]	USD[2]	PEN[3]	CAD[1]	USD[2]	PEN[3]
Cash	$10,627	$34,439	$6,992	$7,791	$3,895	$4,141
Trade and other receivables	595	71,458	36,470	31	43,316	36,951
Other financial assets	11,158	-	-	15,669	-	-
Trade and other payables	(6,347)	(3,001)	(17,006)	(6,104)	(1,419)	(34,622)
Other financial liabilities	-	-	(36,273)	-	-	(40,787)
	$16,033	$102,896	$(9,817)	$17,387	$45,792	$(34,317)

1 HMI is exposed to foreign currency risk on CAD.

2 The Manitoba segment is exposed to foreign currency risk on USD.

3 The Peru segment is exposed to foreign currency risk on PEN.

The following sensitivity analysis for foreign currency risk relates solely to financial instruments and non-financial derivatives that were outstanding as at the year-end date; each sensitivity calculation assumes all other variables are held constant. This analysis is based on values as at December 31, 2021 and does not reflect the overall effect that changes in market variables would have on the Company's operating results.

76
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020
December 31, 2021	Change of:	Would have changed 2021 after-tax profit by:
USD/CAD exchange rate[1]	+ 10%	$4.8	million
USD/CAD exchange rate[1]	- 10%	(5.7)	million
USD/PEN exchange rate[2]	+ 10%	0.6	million
USD/PEN exchange rate[2]	- 10%	(0.7)	million
December 31, 2020	Change of:	Would have changed 2020 after-tax profit by:
USD/CAD exchange rate[1]	+ 10%	$1.1	million
USD/CAD exchange rate[1]	- 10%	(1.4)	million
USD/PEN exchange rate[2]	+ 10%	2.0	million
USD/PEN exchange rate[2]	- 10%	(2.5)	million

1 Effect on profit due to foreign currency remeasurements of balances denominated in a currency different from a Hudbay subsidiary's functional currency.
2 Effect on profit due to foreign currency remeasurement of balances denominated in Peruvian Sol.

Commodity price risk

Hudbay is exposed to market risk from prices for the commodities the Company produces and sells, such as copper, zinc, gold and silver. From time to time, Hudbay maintains price protection programs and conducts commodity price risk management through the use of derivative contracts. The following sensitivity analysis for commodity price risk relates solely to financial instruments and non-financial derivatives that were outstanding as at the year-end date; each sensitivity calculation assumes all other variables are held constant. This analysis is based on values as at December 31, 2021 and does not reflect the overall effect that changes in market variables would have on the Company's operating results.

December 31, 2021	Change of:	Would have changed 2021 after-tax profit by:
Copper prices ($/lb)[1]	+ $0.30	$0.5	million
Copper prices ($/lb)[1]	- $0.30	(0.5)	million
Zinc prices ($/lb)[2]	+ $0.10	0.2	million
Zinc prices ($/lb)[2]	- $0.10	(0.2)	million
December 31, 2020	Change of:	Would have changed 2020 after-tax profit by:
Copper prices ($/lb)[1]	+ $0.30	$(1.4)	million
Copper prices ($/lb)[1]	- $0.30	1.4	million
Zinc prices ($/lb)[2]	+ $0.10	0.3	million
Zinc prices ($/lb)[2]	- $0.10	(0.3)	million

1 Effect on profit due to provisional pricing derivatives (note 26c) and copper fixed for floating swaps (note 26b).
2 Effect on non-hedge zinc derivatives (note 26b).

77
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

Share price risk

Hudbay is exposed to market risk from share prices of the Company's investments in listed Canadian metals and mining entities. These investments are made to foster strategic relationships, in connection with joint venture agreements and for investment purposes. Management monitors the value of these investments for the purposes of determining whether to add or reduce Hudbay's positions. The following sensitivity analysis of share price risk relates solely to financial instruments that were outstanding as at the year-end date; each sensitivity calculation assumes all other variables are held constant. This analysis is based on values as at December 31, 2021 and does not reflect the overall effect that changes in market variables would have on the Company's finance expenses.

December 31, 2021	Change of:	Would have changed 2021 after-tax profit by:
Share prices	+ 25%	$2.8	million
Share prices	- 25%	(2.8)	million
December 31, 2020	Change of:	Would have changed 2020 after-tax profit by:
Share prices	+ 25%	$3.9	million
Share prices	-25%	(3.9)	million

Interest rate risk

Hudbay is exposed to the following interest rate risks:

- cash flow interest rate risk on its cash and cash equivalents;

- fair value interest rate risk on any embedded derivative associated with its senior notes; and,

- interest rate risk on its senior secured revolving credit facilities.

The only relevant risks at December 31, 2021 is interest rate risk on its cash and cash equivalents. The senior secured revolving credit facilities remain undrawn as at December 31, 2021. Neither the 2026 Notes nor the 2029 Notes contain embedded derivatives that require bifurcation from the host contract.

The only material of these risks at December 31, 2020 was the embedded derivative associated with the 2025 Notes.

This analysis only quantifies the impact of the embedded derivative on the senior notes and the interest rate risk on cash based on values as at December 31, 2021 and 2020 and does not reflect the overall effect that changes in market variables would have on the Company's finance expenses.

December 31, 2021	Change of:	Would have changed 2021 after-tax profit by:
Interest rates	+ 2.00%	$5.4	million
Interest rates	- 2.00%	(5.4)	million
December 31, 2020	Change of:	Would have changed 2020 after-tax profit by:
Interest rates	+ 2.00%	$(29.2)	million
Interest rates	- 2.00%	39.7	million

78
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

(ii) Credit risk

Credit risk is the risk of financial loss to Hudbay if a customer or counterparty to a financial instrument fails to meet its obligations. The Company's maximum exposure to credit risk at the reporting date is represented by the carrying amount, net of any impairment losses recognized, of financial assets and non-financial derivative assets recorded on the consolidated balance sheets. Refer to note 26a.

A large portion of Hudbay's cash are on deposits with major Schedule 1 Canadian banks. Deposits with Schedule 1 Canadian banks represented 76% of total cash as at December 31, 2021 (2020 - 90%). Hudbay's investment policy requires it to comply with a list of approved investments, concentration and maturity limits, as well as credit quality. Credit concentrations in the Company's short-term investments are monitored on an ongoing basis.

Transactions involving derivatives are with counterparties Hudbay believes to be creditworthy.

Management has a credit policy in place that requires the Company to obtain credit insurance from an investment grade credit insurance provider to mitigate exposure to credit risk in its receivables. At December 31, 2021, approximately 96% of Hudbay's trade receivables were insured or payable by letters of credit (2020 - 95% were insured or payable by letters of credit). Insured receivables have a credit insurance deductible of 10%. The deductible and any additional exposure to credit risk is monitored and approved on an ongoing basis.

Two customers accounted for approximately 29% and 23% of total trade receivables as at December 31, 2021 (2020 - two customers accounted for approximately 40% and 16% of total trade receivables). Credit risk for these customers is assessed as medium to low. As at December 31, 2021, none of the Company's trade receivables were aged more than 30 days (2020 - nil).

(iii) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. Hudbay's objective is to maintain sufficient liquid resources to meet operational and investing requirements.

The following summarizes the contractual undiscounted cash flows of the Company's non-derivative and derivative financial liabilities, including any interest payments, by remaining contractual maturity and financial assets used to manage liquidity risk. The table includes all instruments held at the reporting date for which payments had been contractually agreed at the reporting date. The undiscounted amounts shown are gross amounts, unless the liabilities will be settled net. Amounts in foreign currency are translated at the closing rate at the reporting date. When a counterparty has a choice of when an amount is paid, the liability is allocated to the earliest possible time period.

79
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020
Dec. 31, 2021	Carrying amount	Contractual cash flows	12 months or less	13 - 36 months	37 - 60 months	More than 60 months
Assets used to manage liquidity risk
Cash	$270,989	$270,989	$270,989	$-	$-	$-
Restricted cash	437	437	437	-	-	-
Trade and other receivables	172,890	172,890	172,890	-	-	-
Non-hedge derivative assets	7,430	7,430	7,430	-	-	-
	$451,746	$451,746	$451,746	$-	$-	$-
Non-derivative financial liabilities
Trade and other payables, including embedded derivatives	$(189,179)	$(189,179)	$(189,179)	$-	$-	$-
Agreements with communities [1]	(36,273)	(52,497)	(9,282)	(9,719)	(5,220)	(28,276)
Deferred Rosemont acquisition consideration	(27,518)	(30,000)	(10,000)	(20,000)	-	-
Long-term debt	(1,185,805)	(1,614,686)	(68,348)	(136,696)	(717,767)	(691,875)
Gold prepayment obligation [2]	(140,008)	(140,008)	(71,394)	(68,614)	-	-
Wheaton refund liability	(5,424)	(78,500)	-	-	-	(78,500)
	$(1,584,207)	$(2,104,870)	$(348,203)	$(235,029)	$(722,987)	$(798,651)
Derivative financial liabilities
Non hedge derivative contracts	$(12,451)	$(12,451)	$(12,451)	$-	$-	$-
	$(12,451)	$(12,451)	$(12,451)	$-	$-	$-

1 Represents the Peru community agreement obligation, excluding interest.
2 Discounted.

80
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020
Dec. 31, 2020	Carrying amount	Contractual cash flows	12 months or less	13 - 36 months	37 - 60 months	More than 60 months
Assets used to manage liquidity risk
Cash	$439,135	$439,135	$439,135	$-	$-	$-
Restricted cash	337	337	337
Trade and other receivables	114,381	114,381	114,381	-	-	-
Non-hedge derivative assets	2,736	2,736	2,736	-	-	-
	$556,589	$556,589	$556,589	$-	$-	$-
Non-derivative financial liabilities
Trade and other payables, including embedded derivatives	$(209,413)	$(209,413)	$(209,413)	$-	$-	$-
Agreements with communities [1]	(40,787)	$(58,837)	(12,097)	(9,483)	(6,578)	(30,679)
Deferred Rosemont acquisition consideration	(25,961)	$(30,000)	-	(20,000)	(10,000)	-
Long-term debt, including embedded derivatives	(1,139,695)	$(1,726,904)	(87,966)	(168,188)	(742,125)	(728,625)
Gold prepayment obligation [2]	(137,031)	(137,031)	-	(137,031)	-	-
	$(1,552,887)	$(2,162,185)	$(309,476)	$(334,702)	$(758,703)	$(759,304)
Derivative financial liabilities
Non-hedge derivative contracts	$(15,312)	$(15,312)	$(15,312)	$-	$-	$-
	$(15,312)	$(15,312)	$(15,312)	$-	$-	$-

1 Represents the Peru community agreement obligation, excluding interest.
2 Discounted.

27. Commitments and contingencies

(a) Non capitalized lease commitments

Hudbay has entered into various non-capitalized lease commitments for facilities and equipment. The leases expire in periods ranging from one to two years. There are no restrictions placed on the Company by entering into these leases. Future minimum lease payments under such cancellable leases recognized within results from operating activities at December 31 are:

	2021	2020
Within one year	$19,092	$58,173
After one year but not more than five years	2,631	2,192
More than five years	-	-
	$21,723	$60,365

(b) Capital commitments

As at December 31, 2021, Hudbay had outstanding capital commitments in Canada of approximately $37,476 of which $32,709 can be terminated, approximately $31,918 in Peru, all of which can be terminated, and approximately $180,441 in Arizona, primarily related to the Rosemont project, of which approximately $87,928 can be terminated by Hudbay.

81
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

(c) Contingent liabilities

Hudbay is involved in various claims, litigation and other matters arising in the ordinary course and conduct of business. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is Hudbay's belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. As a result of the assessment, no significant contingent liabilities have been recorded in these consolidated financial statements.

28. Related parties

(a) Group companies

The financial statements include the financial statements of the Company and the following significant subsidiaries:

				Beneficial ownership of ultimate controlling party (Hudbay Minerals Inc.)
Name	Jurisdiction	Business	Entity's Parent	2021	2020
HudBay Marketing & Sales Inc.	Canada	Marketing and sales	HMI	100%	100%
HudBay Peru Inc.	British Columbia	Holding company	HMI	100%	100%
HudBay Peru S.A.C.	Peru	Exploration/development	Peru Inc.	100%	100%
HudBay (BVI) Inc.	British Virgin Islands	Precious metals sales	Peru Inc.	100%	100%
Hudbay Arizona Inc.	British Columbia	Holding company	HMI	100%	100%
Rosemont Copper Company	Arizona	Exploration/development	HudBay Arizona (US) Holding Corporation	100%	100%

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

82
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

(b) Compensation of key management personnel

The Company's key management includes members of the Board of Directors, Hudbay's Chief Executive Officer, Hudbay's senior vice presidents and vice presidents. Total compensation to key management personnel was as follows:

	2021	2020
Short-term employee benefits[1]	$10,283	$7,951
Post-employment benefits	837	639
Long-term share-based awards	6,737	6,381
	$17,857	$14,971

1 Such as salaries and social security contributions, paid annual leave and paid sick leave, profit-sharing, termination benefits, bonuses and nonmonetary benefits (such as medical care, housing, cars and free or subsidized goods or services) for current employees.

29. Supplementary cash flow information

(a) Other cash generated from / (used in) operating activities

	Year ended December 31,
	2021	2020
Loss on disposal of property, plant & equipment (note 5f)	$7,038	$5,088
Closure cost adjustment - non-producing properties (note 5f)	(4,602)	2,721
Share based compensation paid	(6,782)	(3,143)
Pampacancha delivery obligation paid	-	(10,856)
Restructuring - Manitoba (note 5f)	6,947	-
Other	565	6,593
	$3,166	$403

(b) Change in non-cash working capital:

	Year ended December 31,
	2021	2020
Change in:
Trade and other receivables	$(60,978)	$(37,720)
Other financial assets/liabilities	(7,758)	4,077
Inventories	(32,752)	(2,867)
Prepaid expenses	1,663	(3,722)
Trade and other payables	(11,549)	36,247
Provisions and other liabilities	7,328	1,602
	$(104,046)	$(2,383)

83
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

(c) Non-cash transactions:

During the year ended December 31, 2021 and 2020, Hudbay entered into the following non-cash investing and financing activities which are not reflected in the consolidated statements of cash flows:

- Remeasurement of Hudbay's decommissioning and restoration liabilities for the year ended December 31, 2021 led to an increase in related property, plant and equipment assets of $144,016 (year ended December 31, 2020 - a net increase of $46,792) mostly related to changes to estimated cash flows in the Manitoba business unit following an updated closure plan and changes to discount rates associated with remeasurement of the liabilities.

- Property, plant and equipment included $49,695 (year ended December 31, 2020 - $17,759) of capital additions related to the recognition of ROU assets. Property, plant and equipment and other assets include $22,796 of capital additions related to agreements with communities (year ended December 31, 2020 - $116,233)
84
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020

30. Segmented information

Hudbay is an integrated metals producer. When making decisions on expansions, opening or closing mines, as well as day to day operations, management evaluates the profitability of the overall operation of the Company. Hudbay's main mining operations are located in Manitoba and Saskatchewan (Canada) and Cusco (Peru) and are included in the Manitoba segment and Peru segment, respectively. The Manitoba and Peru segments generate Hudbay's revenue. The Manitoba segment sells copper concentrate (containing copper, gold and silver), silver/gold doré, zinc metal and other products. The Peru segment consists of Hudbay's Constancia operation and sells copper concentrate and molybdenum concentrate. Hudbay's Arizona segment consists of the Rosemont and Copper World projects located in Arizona. Corporate and other activities include the Company's exploration activities in Chile, and Nevada. The exploration entities are not individually significant, as they do not meet the minimum quantitative thresholds. Corporate activities are not considered a segment and are included as a reconciliation to total consolidated results. Accounting policies for each reported segment are the same as those of the Company. Results from operating activities represents the profit earned by each segment without allocation of corporate costs. This is the measure reported to the chief operating decision-maker, Hudbay's President and Chief Executive Officer, for the purposes of resource allocation and the assessment of segment performance. Total assets and liabilities do not reflect intercompany balances, which have been eliminated on consolidation.

Year ended December 31, 2021
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Revenue from external customers	$740,454	$761,544	$-	$-	$1,501,998
Cost of sales
Mine operating costs	459,399	360,183	-	-	819,582
Depreciation and amortization	163,516	194,408	-	-	357,924
Impairment - environmental obligation	193,473	-	-	-	193,473
Gross (loss) profit	(75,934)	206,953	-	-	131,019
Selling and administrative expenses	-	-	-	43,011	43,011
Exploration and evaluation expenses	5,769	9,218	24,935	39	39,961
Other expenses (income)	10,620	10,491	13,399	(4,731)	29,779
Results from operating activities	$(92,323)	$187,244	$(38,334)	$(38,319)	$18,268
Net interest expense on long term debt					74,748
Accretion on streaming arrangements					42,654
Change in fair value of financial instruments					54,514
Other net finance costs					49,103
Loss before tax					(202,751)
Tax expense					41,607
Loss for the year					$(244,358)

85
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020
Year ended December 31, 2020
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Revenue from external customers	$615,699	$476,719	$-	$-	$1,092,418
Cost of sales
Mine operating costs	391,504	300,087	-	-	691,591
Depreciation and amortization	177,552	184,275	-	-	361,827
Gross profit (loss)	46,643	(7,643)	-	-	39,000
Selling and administrative expenses	-	-	-	41,408	41,408
Exploration and evaluation expenses	6,491	6,295	3,870	540	17,196
Other expenses	8,382	4,901	2,066	2,234	17,583
Results from operating activities	$31,770	$(18,839)	$(5,936)	$(44,182)	$(37,187)
Net interest expense on long term debt					82,712
Accretion on streaming arrangements					56,670
Change in fair value of financial instruments					(29,370)
Other net finance costs					31,890
Loss before tax					(179,089)
Tax recovery					(34,505)
Loss for the year					$(144,584)
December 31, 2021
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Total assets	$812,137	$2,624,251	$745,371	$434,472	$4,616,231
Total liabilities	655,095	1,023,186	75,782	1,385,340	3,139,403
Property, plant and equipment[1]	706,330	2,256,687	735,127	42,822	3,740,966

1Included in Corporate and Other activities is $28.3 million of property, plant and equipment that is located in Nevada.

December 31, 2021
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Additions to property, plant and equipment	$224,300	$163,604	$25,982	$11,875	$425,761

86
HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2021 and 2020
December 31, 2020
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Total assets	$801,691	$2,535,939	$718,982	$610,033	$4,666,645
Total liabilities	562,013	973,756	76,926	1,354,144	2,966,839
Property, plant and equipment[1]	699,884	2,290,097	709,939	31,735	3,731,655

1Included in Corporate and Other activities is $27.5 million of property, plant and equipment that is located in Nevada.

December 31, 2020
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Additions to property, plant and equipment	$159,313	$208,805	$18,640	$32	$386,790

Geographical Segments

The following tables represent revenue information regarding Hudbay's geographical segments for the years ended December 31, 2021 and 2020:

	2021	2020
Revenue by customer location [1]
Canada	$515,967	$422,403
China	349,143	215,278
United States	219,853	206,906
Switzerland	166,261	55,703
Peru	82,598	56,437
Singapore	80,668	29,314
Germany	37,335	11,725
Japan	20,524	-
Chile	10,773	9,967
Philippines	4,050	77,575
Other	14,826	7,110
	$1,501,998	$1,092,418

1 Presented based on the ultimate destination of the product if known. If the eventual destination of the product sold through traders is not known then revenue is allocated to the location of the customer's business office and not the ultimate destination of the product.

During the year ended December 31, 2021, five customers accounted for approximately 28%, 11%, 5%, 5%, and 5% respectively, of total revenue during the year. Revenue from these customers has been presented in the Manitoba and Peru operating segments.

During the year ended December 31, 2020, eight customers accounted for approximately 36%, 17%, 13%, 7%, 7%, 5%, 5% and 5% respectively, of total revenue during the year. Revenue from these customers has been presented in the Manitoba and Peru operating segments.